UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Adjusted results Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2019

Commission File Number 001-15170

GlaxoSmithKline plc
(Translation of registrant's name into English)

 980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Issued: Wednesday, 24 July 2019, London U.K.

GSK delivers sales and earnings growth in Q2 2019 Total EPS 19.5p, +>100% AER, +>100% CER; Adjusted EPS 30.5p +9% AER, +4% CER

Financial and product highlights

●	Group sales £7.8 billion, +7% AER, +5% CER. Pharmaceuticals £4.3 billion, +2% AER, -1% CER; Vaccines £1.6 billion, +26% AER, +23% CER; Consumer Healthcare £1.9 billion, +5% AER, +4% CER
●	Shingrix sales £386 million, driven by continued strong launch execution in the US
●	Total Respiratory sales £752 million +16% AER, +12% CER. Trelegy Ellipta £120 million +>100% AER, +>100% CER, Nucala £195 million, +38% AER, +33% CER
●	HIV sales £1.2 billion +2% AER, -2% CER. Tivicay and Triumeq sales £1 billion -3% AER, -6% CER. Juluca and Dovatosales £89 million
●	Total Group operating margin 19.0%
●
Adjusted Group operating margin 27.8%, down 1.0 percentage point AER, down 1.4 percentage points CER (Pharmaceuticals: 29.2%; Vaccines 38.6%; Consumer Healthcare 20.4%) with increased investment in R&D, up 20% AER, 16% CER

●	Total EPS 19.5p, +>100% AER, +>100% CER reflecting lower charge for quarterly revaluation of HIV business and, following the buyout in Q2 2018, absence of Consumer Healthcare put option charge
●	Adjusted EPS 30.5p +9% AER, +4% CER reflecting operating performance and settlement of open tax matters
●	Q2 net cash flow from operations £1.4 billion. Free cash flow £0.4 billion
●	19p dividend declared for the quarter; continue to expect 80p for FY19
●	2019 Adjusted EPS guidance improved to expected decline of -3% to -5% at CER from -5% to -9%

Pipeline update and newsflow

●	Oncology:
- Positive headline results from PRIMA trial for Zejula as 1L maintenance therapy for ovarian cancer regardless of biomarker status. Full results to be presented at an upcoming scientific conference
- sNDA accepted by FDA for Zejula for priority review in late stage ovarian cancer following QUADRA trial
- Bintrafusp alfa (M7824) alliance with Merck KGaA, Darmstadt, Germany progressed to pivotal phase III in biliary tract cancer
- Positive ICOS phase II data in solid tumours to be presented at an upcoming scientific conference
●	HIV:
- Two-drug regimen Dovato (DTG+lamivudine) approved in Europe for treatment naïve HIV patients

-     Positive 96-week follow-up data from GEMINI study of Dovato versus three-drug regimen and positive TANGO study demonstrating efficacy of switching treatment experienced patients to Dovato to be presented at IAS

- ATLAS study for eight-week dosing of cabotegravir + rilpivirine expected in Q3
●	Respiratory:
- Nucala for severe asthma approved in US for new at-home self-administration option
- Positive results from pivotal CAPTAIN study for Trelegy Ellipta in asthma
●	Vaccines:
- Shingrix approved in China for prevention of shingles in adults aged 50 and over
●	Phase III start for otilimab (anti-GM-CSF) for rheumatoid arthritis
●
For H2 2019, six potential major regulatory submissions: Zejula 1L ovarian cancer, belantamab mafodotin in multiple myeloma; dostarlimab in endometrial cancer; Trelegy Ellipta in asthma; fostemsavir in HIV; daprodustat for anaemia (Japan)

Q2 2019 results
	Q2 2019	Growth		H1 2019	Growth
	£m	£%	CER%	£m	£%	CER%

Turnover	7,809	7	5	15,470	6	5

Total operating profit	1,484	90	80	2,912	44	37
Total earnings per share	19.5p	>100	>100	36.3p	80	70

Adjusted operating profit	2,171	3	(1)	4,334	8	4
Adjusted earnings per share	30.5p	9	4	60.6p	15	11

Net cash from operating activities	1,389	2		2,052	(8)
Free cash flow	370	(25)		535	(35)

The Total results are presented under 'Financial performance' on pages 11 and 24 and Adjusted results reconciliations are presented on pages 20, 21, 33 and 34.  Adjusted results are a non-IFRS measure that may be considered in addition to, but not as a substitute for, or superior to, information presented in accordance with IFRS.  Adjusted results are defined on page 9 and £% or AER% growth, CER% growth, free cash flow and other non-IFRS measures are defined on page 61.  GSK provides guidance on an Adjusted results basis only for the reasons set out on page 10.  All expectations, guidance and targets regarding future performance and dividend payments should be read together with "Outlook, assumptions and cautionary statements" on pages 61 and 62.

Emma Walmsley, Chief Executive Officer, GSK said:

"GSK delivered continued good operating performance in Q2 despite the loss of exclusivity of Advair.  We are increasing our expectations for the year and have updated our guidance for 2019.

"We remain focused on strengthening our R&D pipeline and the execution of new product launches.  Positive clinical data received so far this year offer significant new opportunities for products in Oncology, HIV and Respiratory and we expect more important readouts in the second half of the year.  We also expect to complete our joint venture with Pfizer shortly, laying the foundation for the creation of two great companies: one in Pharmaceuticals/Vaccines; one in Consumer Healthcare."

2019 guidance

GSK now expects 2019 Adjusted EPS to decline in the range of -3% to -5% at CER.  This new guidance represents an improvement to that previously given in February 2019 of an expected decline in Adjusted EPS in the range of -5% to -9% at CER.  The new guidance reflects improved operating performance, lower interest expense and a one-off benefit to the share of after tax profits of associates in Q1 2019.

GSK expects to maintain the dividend for 2019 at the current level of 80p per share.

All expectations, guidance and targets regarding future performance and dividend payments should be read together with "Outlook, assumptions and cautionary statements" on page 61.

If exchange rates were to hold at the closing rates on 30 June 2019 ($1.27/£1, €1.12/£1 and Yen 137/£1) for the rest of 2019, the estimated positive impact on 2019 Sterling turnover growth would be around 2% and if exchange gains or losses were recognised at the same level as in 2018, the estimated positive impact on 2019 Sterling Adjusted EPS growth would be around 4%.

Results presentation

A webcast of the quarterly results presentation hosted by Emma Walmsley, GSK CEO, will be held at 2pm BST on 24 July 2019.  Presentation materials will be published on www.gsk.com prior to the webcast and a transcript of the webcast will be published subsequently.

Information available on GSK's website does not form part of, and is not incorporated by reference into, this Results Announcement.

Operating performance - Q2 2019

Turnover	Q2 2019

	£m	Growth £%	Growth CER%

Pharmaceuticals	4,307	2	(1)
Vaccines	1,585	26	23
Consumer Healthcare	1,917	5	4

Group turnover	7,809	7	5

Group turnover increased 7% AER, 5% CER to £7,809 million, with CER growth delivered by Vaccines and Consumer Healthcare partially offset by a decline in Pharmaceuticals.

Pharmaceuticals sales were up 2% AER but down 1% CER with HIV sales up 2% AER but down 2% CER to £1,209 million, with growth in Juluca and Dovato offset by declines in Tivicay and Triumeq and a decline in the remaining portfolio.  Respiratory sales were up 16% AER, 12% CER to £752 million, on growth of Trelegy Ellipta and Nucala.  Sales of Established Pharmaceuticals declined 6% AER, 7% CER to £2,138 million including the impact of loss of exclusivity of Advair.

Vaccines turnover grew 26% AER, 23% CER to £1,585 million, primarily driven by growth in sales of Shingrix, Meningitis vaccines and Established Vaccines also contributed to growth.

Consumer Healthcare sales grew 5% AER, 4% CER in the quarter to £1,917 million, primarily driven by the performance of power brands.

Operating profit
Total operating profit was £1,484 million compared with £779 million in Q2 2018.  Adjusted operating profit was £2,171 million, 3% higher than Q2 2018 at AER but 1% lower at CER on a turnover increase of 5% CER.  The Adjusted operating margin of 27.8% was 1.0 percentage points lower at AER, 1.4 percentage points lower on a CER basis than in Q2 2018.

Reduced re-measurement charges on the contingent consideration liabilities and an increase in the value of the shares in Hindustan Unilever Limited to be received on the disposal of Horlicks and other Consumer Healthcare brands were partly offset by increased charges for major restructuring, primarily arising from write-downs in a number of manufacturing sites.

Operating profit was impacted by continuing price pressure, including the first full quarter's impact of the launch of a generic version of Advair in the US in February 2019, investment in R&D, including a significant increase in Oncology investment, partly on Tesaro assets, and investments in promotional product support, particularly for new launches.  These were partly offset by the benefit from sales growth, particularly in Vaccines, a more favourable mix in Vaccines and Consumer Healthcare and continued tight control of ongoing costs across all three businesses.

Earnings per share
Total earnings per share was 19.5p, compared with 9.0p in Q2 2018.  Adjusted EPS of 30.5p compared with 28.1p in Q2 2018, up 9% AER, 4% CER, on a 1% CER decrease in Adjusted operating profit.  The improvement primarily resulted from a reduced tax rate and the reduced non-controlling interest allocation of Consumer Healthcare profits following the buyout in Q2 2018, partly offset by increased net finance costs.

Cash flow
Net cash inflow from operating activities was £1,389 million (Q2 2018: £1,362 million) and free cash flow was £370 million (Q2 2018: £492 million).  The reduction in free cash flow primarily reflected increased capital expenditure, including the acquisition of intangible assets from Merck KgaA, Darmstadt, Germany, the adverse timing of payments for returns and rebates, and the initial step-down impact from US Advair generic competition.  This was partly offset by improved operating profits, lower trade receivables and a lower seasonal increase in inventory, as well as reduced dividend payments to non-controlling interests.

Operating performance - H1 2019

Turnover	H1 2019

	£m	Growth £%	Growth CER%

Pharmaceuticals	8,465	3	1
Vaccines	3,107	25	22
Consumer Healthcare	3,898	2	2

Group turnover	15,470	6	5

Group turnover increased 6% AER, 5% CER to £15,470 million, with growth delivered by all three businesses.

Pharmaceuticals turnover in the six months was £8,465 million, up 3% AER, 1% CER.  HIV sales were up 4% AER, 1% CER, to £2,330 million, with growth in Juluca and Dovato partly offset by a decline in Triumeq.  Respiratory sales were up 21% AER, 17% CER, to £1,383 million, on growth of Trelegy Ellipta and Nucala.  However, this was slightly offset by Established Pharmaceuticals sales, which declined 6% AER, 7% CER to £4,380 million, including the impact of loss of exclusivity of Advair in the US.

Vaccines turnover grew 25% AER, 22% CER to £3,107 million, primarily driven by growth in sales of Shingrix.  Meningitis vaccines and Established Vaccines also contributed to growth.

Consumer Healthcare sales grew 2% AER, 2% CER to £3,898 million in the first six months.  Growth reflected improved results in all three regions in the second quarter.

Operating profit
Total operating profit was £2,912 million compared with £2,019 million in H1 2018.  Adjusted operating profit was £4,334 million, 8% higher than H1 2018 at AER and 4% higher at CER on a turnover increase of 5% CER.  The Adjusted operating margin of 28.0% was 0.3 percentage points higher at AER, but 0.2 percentage points lower on a CER basis than in H1 2018.

Reduced re-measurement charges on the contingent consideration liabilities were partly offset by increased charges for major restructuring, primarily arising from write-downs in manufacturing sites, and a decrease in value of the shares in Hindustan Unilever Limited to be received on the disposal of Horlicks and other brands.

Operating profit benefited from sales growth in all three businesses, particularly Vaccines, a more favourable mix in Vaccines and Consumer Healthcare, a benefit from favourable inventory adjustments in Vaccines and continued tight control of ongoing costs across all three businesses.  This was partly offset by continuing price pressure, particularly in Respiratory, including the impact of the launch of a generic version of Advair in the US in February 2019, investment in R&D including a significant increase in Oncology investment, partly on Tesaro assets, and investments in promotional product support, particularly for new launches.

Earnings per share
Total earnings per share was 36.3p, compared with 20.2p in H1 2018.  Adjusted EPS of 60.6p compared with 52.7p in H1 2018, up 15% AER, 11% CER, on a 4% CER increase in Adjusted operating profit.  The improvement primarily resulted from improved trading, the reduced non-controlling interest allocation of Consumer Healthcare profits following the buyout in Q2 2018, a reduced tax rate and an increased share of after tax profits of the associate, Innoviva, partly offset by increased net finance costs.

Cash flow
Net cash inflow from operating activities was £2,052 million (H1 2018: £2,225 million) and free cash flow was £535 million (H1 2018: £821 million).  The reduction primarily reflected the adverse timing of payments for returns and rebates, as well as the initial step-down impact from US Advair generic competition and increased capital expenditure, including the acquisition of intangible assets.  This was partly offset by improved operating profits, a lower seasonal increase in trade receivables and inventory and reduced dividend payments to non-controlling interests.

R&D pipeline

44 new medicines in development, 13 Vaccines

Pipeline news flow highlights since Q1 2019:

Oncology

Zejula (niraparib)
●
Positive headline results from the phase III PRIMA study of Zejula for patients with ovarian cancer in the first line maintenance setting.  The study met its primary endpoint of a statistically significant improvement in progression free survival for women regardless of biomarker status.

●
The US FDA accepted the supplemental new drug application for Zejula in late-stage ovarian cancer based on the results of the QUADRA study with priority review and a target action date of 24 October 2019.

●
At ASCO, data was presented on the combination of niraparib and bevacizumab versus niraparib alone for treatment of recurrent platinum-sensitive ovarian cancer.  The phase II, investigator sponsored, AVANOVA study demonstrated that the chemotherapy-free regimen of niraparib and bevacizumab significantly improved progression free survival compared with niraparib alone.

Bintrafusp alfa (M7824)
●	The first patient was dosed in a pivotal study of bintrafusp alfa in biliary tract cancer.

HIV/Infectious diseases

Dovato (dolutegravir + lamivudine)
●	The European Commission granted Marketing Authorisation for Dovato, a new once-daily, single-pill, two-drug regimen for the treatment of HIV-1 infection.
●
96-week data for the two-drug regimen of dolutegravir plus lamivudine in treatment naïve patients from the GEMINI 1 & 2 phase III studies will be presented at the 10th International AIDS Society Conference on HIV Science.

●
The headline data from the 48-week phase III TANGO study were announced demonstrating the ability to control HIV-1 with a two-drug regimen of dolutegravir plus lamivudine in virally supressed patients switching from a TAF-containing, three-drug regimen.  This data will be presented at the 10th International AIDS Society Conference on HIV Science.

Cabotegravir + rilpivirine
●	The US FDA granted New Drug Approval priority review for the first once-monthly, injectable, two-drug regimen of cabotegravir plus rilpivirine and set a target approval date of 29 December 2019.
●	A study to identify and evaluate approaches to implementing once-monthly injectable HIV treatment, cabotegravir plus rilpivirine, in clinical practice was started.

Fostemsavir
●
Positive 96-week data from the phase III study of investigational fostemsavir in heavily treatment-experienced patients with HIV were presented at the 10th International AIDS Society Conference on HIV Science.

Combinectin (GSK3732394)
●	The first patient was dosed in a phase I study of combinectin to establish the effect in patients with HIV-1 infection.

GSK3389404/3228836 (HBV ASO)
●	Proof of concept for GSK'404/836 was achieved and the data is currently being reviewed to inform next steps.

Immuno-inflammation

Otilimab (GSK3196165)
●
The phase III clinical development programme with otilimab, an investigational anti-granulocyte macrophage colony-stimulating factor (anti-GM-CSF) monoclonal antibody, for patients with rheumatoid arthritis, started.

Benlysta (belimumab)
●	The intravenous formulation of Benlysta was approved in China for the treatment of adult patients with systemic lupus erythematosus.

GSK2983559 (RIP2k inhibitor)
●	GSK'559 for inflammatory bowel disease was terminated due to pre-clinical toxicity findings.

Respiratory

Nucala (mepolizumab)
●	Nucala gained FDA approval for two new self-administration options.
●	Nucala received a positive CHMP opinion for new self-administration options for patients with severe eosinophilic asthma.

Trelegy Ellipta (FF/UMEC/VI)
●	The phase III CAPTAIN study of Trelegy Ellipta in patients with asthma met its primary endpoint.
●	A sNDA was submitted to the FDA supporting a revised labelling for Trelegy Ellipta, on the reduction in the risk of all-cause mortality (ACM) compared with UMEC/VI in patients with COPD.

GSK3772847 (IL33 receptor antagonist)
●	Proof of concept for GSK'847 was achieved and the data is currently being reviewed to inform next steps.

GSK3511294 (IL5 long acting antagonist)
●	Proof of concept for GSK'294 was achieved and the data is currently being reviewed to inform next steps.

GSK2586881 (rhACE2 inhibitor)
●	GSK'881 for acute lung injury and pulmonary arterial hypertension was terminated due to an interim data readout which did not support progressing the programme.

GSK2862277 (TNFR1 antagonist)
●	GSK'277 for acute lung injury was terminated due to an interim data readout which did not support progressing the programme.

Other pharmaceuticals

GSK3186899 (CRK-12 inhibitor)
●	The first patient was dosed in a phase I study to establish the effect of GSK'899 in patients with visceral leishmaniasis.

Vaccines

Therapeutic HBV vaccine
●
First time in human trials were started for a candidate therapeutic vaccine using the AS01 adjuvant for patients suffering from chronic hepatitis B infection with limited level of fibrosis or cirrhosis.

Hepatitis C vaccine
●	A candidate prophylactic hepatitis C virus (HCV) vaccine was terminated following the results of a phase I/IIb study that indicated low efficacy.

Shingrix
●	Shingrix was approved in China for the prevention of shingles in adults aged 50 years and over.

Contacts

GSK - one of the world's leading research-based pharmaceutical and healthcare companies - is committed to improving the quality of human life by enabling people to do more, feel better and live longer.  For further information please visit www.gsk.com.

GSK enquiries:
UK Media enquiries:	Simon Steel	+44 (0) 20 8047 5502	(London)
	Tim Foley	+44 (0) 20 8047 5502	(London)
	Mary Hinks-Edwards	+44 (0) 20 8047 5502	(London)

US Media enquiries:	Kristen Neese	+1 215 751 3335	(Philadelphia)

Analyst/Investor enquiries:	Sarah Elton-Farr	+44 (0) 20 8047 5194	(London)
	James Dodwell	+44 (0) 20 8047 2406	(London)
	Danielle Smith	+44 (0) 20 8047 7562	(London)
	Jeff McLaughlin	+1 215 751 7002	(Philadelphia)

Registered in England & Wales: No. 3888792

Registered Office: 980 Great West Road Brentford, Middlesex TW8 9GS

Total and Adjusted results

Total reported results represent the Group's overall performance.

GSK also uses a number of adjusted, non-IFRS, measures to report the performance of its business.  Adjusted results and other non-IFRS measures may be considered in addition to, but not as a substitute for or superior to, information presented in accordance with IFRS.  Adjusted results are defined below and other non-IFRS measures are defined on page 61.

GSK believes that Adjusted results, when considered together with Total results, provide investors, analysts and other stakeholders with helpful complementary information to understand better the financial performance and position of the Group from period to period, and allow the Group's performance to be more easily compared against the majority of its peer companies.  These measures are also used by management for planning and reporting purposes.  They may not be directly comparable with similarly described measures used by other companies.

GSK encourages investors and analysts not to rely on any single financial measure but to review GSK's quarterly results announcements, including the financial statements and notes, in their entirety.

GSK is committed to continuously improving its financial reporting, in line with evolving regulatory requirements and best practice and has made a number of changes in recent years.  In line with this practice, GSK expects to continue to review its reporting framework.

Adjusted results exclude the following items from Total results, together with the tax effects of all of these items:

●	amortisation of intangible assets (excluding computer software)
●	impairment of intangible assets (excluding computer software) and goodwill
●
major restructuring costs, which include impairments of tangible assets and computer software, (under specific Board approved programmes that are structural, of a significant scale and where the costs of individual or related projects exceed £25 million), including integration costs following material acquisitions

●	transaction-related accounting or other adjustments related to significant acquisitions
●
proceeds and costs of disposal of associates, products and businesses; significant legal charges (net of insurance recoveries) and expenses on the settlement of litigation and government investigations; other operating income other than royalty income, and other items

Costs for all other ordinary course smaller scale restructuring and legal charges and expenses are retained within both Total and Adjusted results.

As Adjusted results include the benefits of Major restructuring programmes but exclude significant costs (such as significant legal, major restructuring and transaction items) they should not be regarded as a complete picture of the Group's financial performance, which is presented in Total results.  The exclusion of other Adjusting items may result in Adjusted earnings being materially higher or lower than Total earnings.  In particular, when significant impairments, restructuring charges and legal costs are excluded, Adjusted earnings will be higher than Total earnings.

GSK has undertaken a number of Major restructuring programmes in recent years in response to significant changes in the Group's trading environment or overall strategy, or following material acquisitions.  Costs, both cash and non-cash, of these programmes are provided for as individual elements are approved and meet the accounting recognition criteria.  As a result, charges may be incurred over a number of years following the initiation of a Major restructuring programme.

Significant legal charges and expenses are those arising from the settlement of litigation or government investigations that are not in the normal course and materially larger than more regularly occurring individual matters.  They also include certain major legacy matters.

Reconciliations between Total and Adjusted results, providing further informat Pharmaceutical turnoverion on the key Adjusting items, are set out on pages 20, 21, 33 and 34.

GSK provides earnings guidance to the investor community on the basis of Adjusted results.  This is in line with peer companies and expectations of the investor community, supporting easier comparison of the Group's performance with its peers.  GSK is not able to give guidance for Total results as it cannot reliably forecast certain material elements of the Total results, particularly the future fair value movements on contingent consideration and put options that can and have given rise to significant adjustments driven by external factors such as currency and other movements in capital markets.

ViiV Healthcare
ViiV Healthcare is a subsidiary of the Group and 100% of its operating results (turnover, operating profit, profit after tax) are included within the Group income statement.

Earnings are allocated to the three shareholders of ViiV Healthcare on the basis of their respective equity shareholdings (GSK 78.3%, Pfizer 11.7% and Shionogi 10%) and their entitlement to preferential dividends, which are determined by the performance of certain products that each shareholder contributed.  As the relative performance of these products changes over time, the proportion of the overall earnings allocated to each shareholder also changes.  In particular, the increasing sales of dolutegravir-containing products have a favourable impact on the proportion of the preferential dividends that is allocated to GSK.  Adjusting items are allocated to shareholders based on their equity interests.  GSK was entitled to approximately 85% of the Total earnings and 82% of the Adjusted earnings of ViiV Healthcare for 2018.

As consideration for the acquisition of Shionogi's interest in the former Shionogi-ViiV Healthcare joint venture in 2012, Shionogi received the 10% equity stake in ViiV Healthcare and ViiV Healthcare also agreed to pay additional future cash consideration to Shionogi, contingent on the future sales performance of the products being developed by that joint venture, principally dolutegravir.  Under IFRS 3 'Business combinations', GSK was required to provide for the estimated fair value of this contingent consideration at the time of acquisition and is required to update the liability to the latest estimate of fair value at each subsequent period end.  The liability for the contingent consideration recognised in the balance sheet at the date of acquisition was £659 million.  Subsequent re-measurements are reflected within other operating income/expense and within Adjusting items in the income statement in each period.  At 30 June 2019, the liability, which is discounted at 8.5%, stood at £5,664 million, on a post-tax basis.

Cash payments to settle the contingent consideration are made to Shionogi by ViiV Healthcare each quarter, based on the actual sales performance of the relevant products in the previous quarter.  These payments reduce the balance sheet liability and hence are not recorded in the income statement.  The cash payments made to Shionogi by ViiV Healthcare in H1 2019 were £439 million.

Because the liability is required to be recorded at the fair value of estimated future payments, there is a significant timing difference between the charges that are recorded in the Total income statement to reflect movements in the fair value of the liability and the actual cash payments made to settle the liability.

Further explanation of the acquisition-related arrangements with ViiV Healthcare are set out on pages 41 and 42 of the Annual Report 2018.

Financial performance - Q2 2019

Total results

The Total results for the Group are set out below.

	Q2 2019 £m	Q2 2018 £m	Growth £%	Growth CER%

Turnover	7,809	7,310	7	5

Cost of sales	(2,637)	(2,310)	14	14

Gross profit	5,172	5,000	3	-

Selling, general and administration	(2,590)	(2,457)	5	3
Research and development	(1,113)	(925)	20	17
Royalty income	78	73	7	4
Other operating expense	(63)	(912)

Operating profit	1,484	779	90	80

Finance income	21	27
Finance expense	(237)	(194)
Share of after tax (losses)/profits of associates and joint ventures	(4)	2

Profit before taxation	1,264	614	>100	94

Taxation	(214)	(139)
Tax rate %	16.9%	22.6%

Profit after taxation	1,050	475	>100	>100

Profit attributable to non-controlling interests	86	34
Profit attributable to shareholders	964	441

	1,050	475	>100	>100

Earnings per share	19.5p	9.0p	>100	>100

Adjusted results The Adjusted results for the Group are set out below. Reconciliations between Total results and Adjusted results for Q2 2019 and Q2 2018 are set out on pages 20 and 21.

	Q2 2019

	£m	% of turnover	Growth £%	Growth CER%

Turnover	7,809	100	7	5

Cost of sales	(2,243)	(28.7)	8	7
Selling, general and administration	(2,433)	(31.2)	4	2
Research and development	(1,040)	(13.3)	20	16
Royalty income	78	1.0	7	4

Adjusted operating profit	2,171	27.8	3	(1)

Adjusted profit before tax	1,947		-	(4)
Adjusted profit after tax	1,647		6	2
Adjusted profit attributable to shareholders	1,509		9	5

Adjusted earnings per share	30.5p		9	4

Operating profit by business	Q2 2019

	£m	% of turnover	Growth £%	Growth CER%

Pharmaceuticals	2,075	48.2	(2)	(5)
Pharmaceuticals R&D*	(819)		32	28

Total Pharmaceuticals	1,256	29.2	(16)	(19)
Vaccines	612	38.6	71	64
Consumer Healthcare	391	20.4	11	8

	2,259	28.9	3	(1)
Corporate & other unallocated costs	(88)

Adjusted operating profit	2,171	27.8	3	(1)

*
Operating profit of Pharmaceuticals R&D segment, which is the responsibility of the President, Pharmaceuticals R&D.  It excludes ViiV Healthcare R&D expenditure, which is reported within the Pharmaceuticals segment.

Turnover

Pharmaceuticals turnover

	Q2 2019

	£m	Growth £%	Growth CER%

Respiratory	752	16	12
HIV	1,209	2	(2)
Immuno-inflammation	151	32	26
Oncology	57	-	-
Established Pharmaceuticals	2,138	(6)	(7)

	4,307	2	(1)

US	1,783	(5)	(10)
Europe The reconciliations between Total results and Adjusted results	1,034	5	4
International	1,490	9	8

	4,307	2	(1)

Pharmaceuticals turnover in the quarter was £4,307 million, up 2% AER but down 1% CER.  Respiratory sales were up 16% AER, 12% CER to £752 million, on growth of Trelegy and Nucala.  HIV sales were up 2% AER but down 2% CER to £1,209 million, with growth in Juluca and Dovato offset by declines in Tivicay and Triumeq and a decline in the remaining portfolio.  Sales of Established Pharmaceuticals declined 6% AER, 7% CER to £2,138 million including the impact of loss of exclusivity of Advair.

In the US, sales declined 5% AER, 10% CER, with continued growth of Nucala, Trelegy and Benlysta offset by the decline in Established Products including the loss of exclusivity of Advair and in Relvar/Breo Ellipta, impacted by genericisation of the ICS/LABA market.  In Europe, sales grew 5% AER, 4% CER, with strong growth in Respiratory partly offset by declines in Established Pharmaceuticals.  International grew 9% AER, 8% CER, with growth in all therapy areas.

Respiratory
Total Respiratory sales were up 16% AER, 12% CER, with strong growth in Europe and International regions.  Europe and International saw growth in Ellipta products including Relvar/Breo and Trelegy, and Nucala, which was up 44% AER, 42% CER in Europe and 53% AER, 53% CER in International.  In the US, strong growth in Trelegy Ellipta and Nucala was offset by a decline in Relvar/Breo Ellipta, as a result of post-generic ICS/LABA price pressure.

Sales of Nucala were £195 million in the quarter and grew 38% AER, 33% CER, continuing to benefit from the global rollout of the product.  US sales of Nucala grew 33% AER, 26% CER to £117 million.

Sales of Ellipta products were up 9% AER, 6% CER to £557 million driven by growth in Europe and International regions.  In the US, sales declined 5% AER, 10% CER, reflecting continued competitive pricing pressures for ICS/LABA products following the start of generic competition to Advair.  In Europe, sales grew 29% AER, 29% CER.  Sales of Trelegy Ellipta, our new once daily closed triple product, contributed £120 million globally in the quarter, continuing to benefit from the expanded US label.

Relvar/Breo Ellipta sales were down 15% AER, 16% CER.  In the US, Relvar/Breo Ellipta declined 40% AER, 43% CER impacted by US competitive pricing pressures and the impact of generic Advair on the US ICS/LABA market.  In Europe and International, Relvar/Breo Ellipta continued to grow, up 15% AER, 15% CER and 21% AER, 21% CER respectively.

HIV
HIV sales grew 2% AER but declined 2% CER to £1,209 million in the quarter.  The dolutegravir franchise grew 3% AER, but was flat at CER, delivering sales of £1,147 million in the quarter.  The remaining portfolio, with sales of £62 million, 5% of total HIV sales, declined 18% AER, 21% CER and reduced the overall growth of total HIV by 1% AER, 2% CER in the quarter.

Sales of dolutegravir products were £1,147 million in the quarter, with Triumeq and Tivicay delivering sales of £646 million and £412 million, respectively.  The two-drug regimens Juluca and Dovato delivered combined sales of £89 million in the quarter.  The combined growth of these two-drug regimens offset the decline in the three-drug regimen, Triumeq, as the business transitions to the new portfolio.

In the US, the second two-drug regimen, Dovato, was launched in April 2019, which, combined with Juluca, delivered sales of £75 million in the quarter.  Total dolutegravir sales declined 1% AER, 6% CER reflecting the share decline in Tivicay and Triumeq, partly offset by the share gain on two-drug regimens as the business transitions to the new portfolio.  In Europe, overall dolutegravir sales growth was 3% at AER, 2% at CER driven by Tivicay and Juluca.  International continued to grow strongly with overall dolutegravir sales growth of 27% AER, 29% CER, driven by Tivicay and Triumeq.

Oncology
Sales of Zejula, the newly acquired PARP inhibitor asset were £57 million in the quarter, comprising £33 million in the US and £24 million in Europe.

Immuno-inflammation
Sales of Benlysta in the quarter were up 32% AER, 25% CER to £150 million, including sales of the sub-cutaneous formulation.  In the US, Benlysta grew 29% AER, 24% CER to £132 million.

Established Pharmaceuticals
Sales of Established Pharmaceuticals in the quarter were £2,138 million, down 6% AER, 7% CER.  Established Respiratory products declined 13% AER, 14% CER to £913 million, with the decline in Seretide/Advair partly offset by higher sales of Ventolin, up 39% AER, 35% CER, benefiting from the strong uptake of an authorised generic version launched in the US prior to the entry into the market of other generic competitors.  In the US, Advair experienced its first full quarter of generic competition, resulting in a 60% AER, 61% CER decline in the quarter.  In Europe, Seretide sales were down 15% AER, 15% CER to £129 million, reflecting continued competition from generic products and the transition of the Respiratory portfolio to newer products.  In International, sales of Seretide declined 1% at both AER and CER.

The remainder of the Established Pharmaceuticals portfolio was flat at AER, but declined 1% CER with underlying mid single-digit decline offset by certain post divestment inventory sales and the third of four quarterly instalments of a one-year Relenza supply contract in Europe.

Vaccines turnover

	Q2 2019

	£m	Growth £%	Growth CER%

Meningitis	235	28	26
Influenza	17	-	6
Shingles	386	>100	>100
Established Vaccines	947	7	5

	1,585	26	23

US	778	60	52
Europe	403	3	2
International	404	8	8

	1,585	26	23

Vaccines turnover grew 26% AER, 23% CER to £1,585 million, primarily driven by growth in sales of Shingrix.  Meningitis vaccines also contributed to growth mainly due to Bexsero demand across all regions and share gains in the US.  Established Vaccines grew 7% AER, 5% CER to £947 million, primarily reflecting Infanrix, Pediarix driven by US CDC stockpile replenishment and stronger demand in International and the US, Boostrixdriven by favourable phasing and strong demand in International and share gains in the US, partly offset by supply constraints in MMRV vaccines.

Meningitis
Meningitis sales grew 28% AER, 26% CER to £235 million.  Bexsero sales grew 26% AER, 24% CER to £156 million, driven by strong demand across all regions and share gains in the US.  Menveo grew 27% AER, 22% CER, primarily reflecting favourable phasing and improved supply in International.

Influenza
Fluarix/FluLaval sales were flat at AER, up 6% CER to £17 million.

Shingles
Shingrix recorded sales of £386 million in the quarter, driven by continued strong uptake in the US.  Strong demand and supply phasing in Germany together with Canada also contributed to this growth.

Established Vaccines
Sales of DTPa-containing vaccines (Infanrix, Pediarix and Boostrix) grew 26% AER, 22% CER.  Infanrix, Pediarix sales were up 31% AER, 28% CER to £195 million, reflecting US CDC stockpile replenishment and stronger demand in International and the US, partly offset by increased competitive pressures in Europe.

Boostrix sales grew 19% AER, 15% CER to £144 million, mainly due to favourable phasing and strong demand in International together with share gains and higher demand in the US.

Hepatitis vaccines grew 7% AER, 3% CER to £224 million primarily reflecting improved supply in Europe and stronger demand as a result of a competitor supply shortage in the US, partly offset by unfavourable phasing and supply constraints in International.

Rotarix sales were up 10% AER, 9% CER to £116 million, reflecting stronger demand in the US.

Synflorix sales grew 7% AER, 6% CER to £107 million due to favourable phasing in International.

MMRV vaccines sales declined 39% AER, 39% CER to £50 million, mainly driven by supply constraints in Europe and International.

Cervarix sales were up 75% AER, 75% CER to £28 million, primarily reflecting the favourable impact of supply timing, despite ongoing competitive pressures in China.

Consumer Healthcare turnover

	Q2 2019

	£m	Growth £%	Growth CER%

Wellness	949	5	3
Oral health	651	7	5
Nutrition	164	6	5
Skin health	153	(6)	(5)

	1,917	5	4

US	475	11	5
Europe	578	1	-
International	864	4	5

	1,917	5	4

Consumer Healthcare sales grew 5% AER, 4% CER in the quarter to £1,917 million, primarily driven by the performance of Power brands.  The US performed well, driven by the Wellness portfolio, while the International region benefited from strong results in India and South-East Asia.  In Europe, sales grew 1% AER, but were flat at CER, the stabilisation reflecting improved performance in Oral health.

Divestments and the phasing out of low margin contract manufacturing had a negative impact of approximately one percentage point on growth in the quarter.

Wellness
Wellness sales grew 5% AER, 3% CER to £949 million, driven primarily by Pain relief, which saw a return to growth for Panadol, partly benefiting from 2018 regulatory and distribution changes.  Voltaren grew in mid single-digits.  Respiratory was flat for the quarter and overall growth was impacted by a decline in other Wellness brands.

Oral health
Oral health sales grew 7% AER, 5% CER to £651 million.  Sensodyne delivered high single-digit, broad based growth helped by the launch of Pronamel Enamel Repair in the US and Sensodyne Herbals in India.  Double-digit growth in Gum health reflected strong sales in Europe, while Denture care grew in mid single-digits.  Oral health growth was also impacted by a decline in non-strategic brands.

Nutrition
Nutrition sales grew 6% AER, 5% CER to £164 million, with mid single-digit growth for Horlicks in India.

Skin health
Skin health sales declined 6% AER, 5% CER to £153 million, largely due to divestments of small tail brands in the US, which had a negative impact on growth in the category of four percentage points.

Operating performance

Cost of sales
Total cost of sales as a percentage of turnover was 33.8%, 2.2 percentage points higher at AER and 2.8 percentage points higher in CER terms compared with Q2 2018.  This reflected an increase in the costs of manufacturing restructuring programmes, primarily as a result of write downs in a number of manufacturing sites, and increased amortisation of intangible assets.

Excluding these and other Adjusting items, Adjusted cost of sales as a percentage of turnover was 28.7%, 0.3 percentage points higher at AER, and 0.8 percentage points higher at CER compared with Q2 2018.  The increase reflected continued adverse pricing pressure in Pharmaceuticals, particularly in Respiratory and an unfavourable product mix in Pharmaceuticals.  This was partly offset by a more favourable product mix in Vaccines, primarily due to growth of Shingrix in the US, and Consumer Healthcare, and a further contribution from integration and restructuring savings in Pharmaceuticals and Consumer Healthcare.

Selling, general and administration
Total SG&A costs as a percentage of turnover were 33.2%, 0.4 percentage points lower compared with Q2 2018 at AER and 0.3 percentage points lower on a CER basis.  This included increased significant legal costs, acquisition costs related to the announced agreement with Pfizer to combine our consumer healthcare businesses, as well as a reversal of an indemnity receivable from Novartis following a tax settlement with an equivalent release of a tax provision.

Excluding these and other Adjusting items, Adjusted SG&A costs as a percentage of turnover were 31.2%, 0.8 percentage points lower at AER than in Q2 2018 and 0.7 percentage points lower on a CER basis.  The growth in Adjusted SG&A costs of 4% AER, 2% CER reflected increased investment resulting from the acquisition of Tesaro and in promotional product support, particularly for new launches in Respiratory, HIV and Vaccines, and targeted priority markets.  This was partly offset by the tight control of ongoing costs, particularly in non-promotional spending across all three businesses, as well as income from favourable settlements in Vaccines.

Research and development
Total R&D expenditure was £1,113 million (14.3% of turnover), up 20% AER, 17% CER.  Adjusted R&D expenditure was £1,040 million (13.3% of turnover), 20% higher at AER, 16% higher at CER than in Q2 2018.  Pharmaceuticals R&D expenditure was £803 million, up 25% AER, 21% CER (10% excluding Tesaro), reflecting a significant increase in Oncology investment including on assets from the Tesaro acquisition (primarily Zejula and dostarlimab (TSR-042)) and a number of other mid and late-stage programmes including belantamab mafodotin (BCMA) and NY-ESO.  This was partly offset by reductions in other R&D costs, where increased spending on the progression of key assets, including otilimab (aGM-CSF) for rheumatoid arthritis was more than offset by the phasing of spend on assets reaching the end of clinical development including Trelegy Ellipta for asthma and the on-going benefits of the R&D portfolio re-prioritisation decisions, at both Research and Development stages, including nemiralisib and danarixin.  R&D expenditure in Vaccines and Consumer Healthcare was £179 million and £58 million, respectively.

Royalty income
Royalty income was £78 million (Q2 2018: £73 million), up 7% AER, 4% CER, primarily reflecting increased royalties on sales of Gardasil.

Other operating expense
Net other operating expense of £63 million (Q2 2018: £912 million) primarily reflected accounting charges of £188 million (Q2 2018: £953 million charge) arising from the re-measurement of the contingent consideration liabilities related to the acquisitions of the former Shionogi-ViiV Healthcare joint venture and the former Novartis Vaccines business and the liabilities for the Pfizer put option and Pfizer and Shionogi preferential dividends in ViiV Healthcare.  This included a re-measurement charge of £226 million (Q2 2018: £744 million) for the contingent consideration liability due to Shionogi, primarily arising from changes in exchange rate assumptions and the unwind of the discount.  Q2 2018 also included a charge of £163 million in relation to the Consumer Healthcare put option.  These accounting charges were partly offset by an increase in value of the shares in Hindustan Unilever Limited to be received on the disposal of Horlicks and other Consumer Healthcare brands of £158 million in the quarter.  The cumulative increase in value since the signing of the proposed transaction was £52 million.

Operating profit
Total operating profit was £1,484 million in Q2 2019 compared with £779 million in Q2 2018.  Reduced re-measurement charges on the contingent consideration liabilities and an increase in the value of the shares in Hindustan Unilever Limited to be received on the disposal of Horlicks and other Consumer Healthcare brands were partly offset by increased charges for major restructuring, primarily arising from write downs in a number of manufacturing sites.

Excluding these and other Adjusting items, Adjusted operating profit was £2,171 million, 3% higher than Q2 2018 at AER but 1% lower at CER on a turnover increase of 5% CER.  The Adjusted operating margin of 27.8% was 1.0 percentage points lower at AER, 1.4 percentage points lower on a CER basis than in Q2 2018.  The reduction in Adjusted operating profit primarily reflected continuing price pressure, particularly in Respiratory, including the first full quarter's impact of the launch of a generic version of Advair in the US in February 2019, investment in R&D including a significant increase in Oncology investment, partly on the assets from the Tesaro acquisition, and investments in promotional product support, particularly for new launches in Vaccines, HIV and Respiratory.  This was partly offset by the benefit from sales growth, particularly in Vaccines, a more favourable mix in Vaccines and Consumer Healthcare and continued tight control of ongoing costs across all three businesses.

Contingent consideration cash payments which are made to Shionogi and other companies reduce the balance sheet liability and hence are not recorded in the income statement.  Total contingent consideration cash payments in the quarter amounted to £226 million (Q2 2018: £185 million).  This included cash payments made to Shionogi of £220 million (Q2 2018: £179 million).

Operating profit by business
Pharmaceuticals operating profit was £1,256 million, down 16% AER, 19% CER on a turnover decrease of 1% CER.  The operating margin of 29.2% was 6.1 percentage points lower at AER than in Q2 2018 and 6.5 percentage points lower on a CER basis.  This primarily reflected the increase in cost of sales percentage due to the continued impact of lower prices, particularly in Respiratory, including the first full quarter impact of the launch of a generic version of Advair in the US in February 2019, an unfavourable product mix, primarily as a result of the growth in some lower margin established products, together with a significant increase in Oncology R&D investment and investment in new product support and targeted priority markets.  This was partly offset by continued tight control of ongoing costs and the benefits of re-prioritisation of the R&D portfolio.

Vaccines operating profit was £612 million, 71% higher than Q2 2018 at AER and 64% higher at CER on a turnover increase of 23% CER.  The operating margin of 38.6% was 10.1 percentage points higher than in Q2 2018 at AER and 9.6 percentage points higher on a CER basis.  This was primarily driven by enhanced operating leverage from strong sales growth, particularly Shingrix in the US, improved product mix and higher royalty income, partly offset by adverse inventory adjustments.  Increased SG&A investment to support business growth was offset by income from one-off settlements.

Consumer Healthcare operating profit was £391 million, up 11% AER, 8% CER on a turnover increase of 4% CER.  The operating margin of 20.4% was 1.1 percentage points higher than in Q2 2018 and 0.8 percentage points higher on a CER basis.  This primarily reflected continued manufacturing restructuring savings and improved growth from higher margin power brands.  Increased investment in these brands was offset by tight control of promotional and other expenses.

Net finance costs
Total net finance costs were £216 million compared with £167 million in Q2 2018.  Adjusted net finance costs were £220 million compared with £165 million in Q2 2018.  The increase primarily reflected higher debt levels following the acquisition from Novartis of its stake in the Consumer Healthcare Joint Venture in June 2018 and the acquisition of Tesaro in January 2019.  This was partly offset by the benefit from older bonds being refinanced at lower interest rates.  Following the introduction of IFRS 16, 'Leases', finance costs included an unwind of the discount on the lease liability of £9 million in the quarter.

Share of after tax (losses)/profits of associates and joint ventures
The share of after tax losses of associates was £4 million (Q2 2018: £2 million profits).

Taxation
The charge of £214 million represented an effective tax rate on Total results of 16.9% (Q2 2018: 22.6%) and reflected the different tax effects of the various Adjusting items, including the non-taxable gain arising from the increase in value of the shares in Hindustan Unilever Limited to be received on the disposal of Horlicks and other Consumer Healthcare brands, as well as recognition of a deferred tax liability as a result of disposal of a manufacturing site.  Tax on Adjusted profit amounted to £300 million and represented an effective Adjusted tax rate of 15.4% (Q2 2018: 20.0%), reflecting the impact of the settlement of a number of open issues with tax authorities.

Issues related to taxation are described in Note 14, 'Taxation' in the Annual Report 2018.  The Group continues to believe it has made adequate provision for the liabilities likely to arise from periods which are open and not yet agreed by tax authorities.  The ultimate liability for such matters may vary from the amounts provided and is dependent upon the outcome of agreements with relevant tax authorities.

Non-controlling interests
The allocation of Total earnings to non-controlling interests amounted to £86 million (Q2 2018: £34 million).  The increase was primarily due to an increased allocation of ViiV Healthcare profits to £75 million (Q2 2018: £13 million losses including charges for movements in contingent consideration liabilities) partly offset by the ending of the allocation of Consumer Healthcare profits (Q2 2018: £28 million) following the buyout of Novartis' interest, and lower net profits in some of the Group's other entities with non-controlling interests.

The allocation of Adjusted earnings to non-controlling interests amounted to £138 million (Q2 2018: £170 million).  The reduction in allocation was primarily due to the ending of the allocation of Consumer Healthcare profits (Q2 2018: £16 million), a reduced allocation of ViiV Healthcare profits of £127 million (Q2 2018: £135 million) and lower net profits in some of the Group's other entities with non-controlling interests.

Earnings per share
Total earnings per share was 19.5p, compared with 9.0p in Q2 2018.  The increase in earnings per share primarily reflected the reduced impact of charges arising from increases in the valuation of the liabilities for contingent consideration, put options and preferential dividends, an increase in the value of the shares in Hindustan Unilever Limited to be received on the disposal of Horlicks and other Consumer Healthcare brands and a reduced tax rate.

Adjusted EPS of 30.5p compared with 28.1p in Q2 2018, up 9% AER, 4% CER, on a 1% CER decrease in Adjusted operating profit.  The improvement primarily resulted from a reduced tax rate and the reduced non-controlling interest allocation of Consumer Healthcare profits following the buyout in Q2 2018, partly offset by increased net finance costs.

Currency impact on Q2 2019 results
The Q2 2019 results are based on average exchange rates, principally £1/$1.28, £1/€1.14 and £1/Yen 140.  Comparative exchange rates are given on page 53.  The period-end exchange rates were £1/$1.27, £1/€1.12 and £1/Yen 137.

In the quarter, turnover increased 7% AER, 5% CER.  Total EPS was 19.5p compared with 9.0p in Q2 2018.  Adjusted EPS was 30.5p compared with 28.1p in Q2 2018, up 9% AER, 4% CER.  The positive currency impact primarily reflected the weakness of Sterling, particularly against the US$ and Yen, partly offset by weakness in emerging market currencies, relative to Q2 2018.  Exchange gains or losses on the settlement of intercompany transactions had a negligible impact on the positive currency impact of five percentage points on Adjusted EPS.

Adjusting items The reconciliations between Total results and Adjusted results for Q2 2019 and Q2 2018 are set out below.

Three months ended 30 June 2019

	Total results £m	Intangible amort- isation £m	Intangible impair- ment £m	Major restruct- uring £m	Transaction- related £m	Divestments, significant legal and other items £m	Adjusted results £m
	------------	------------	------------	------------	------------	------------	------------
Turnover	7,809						7,809
Cost of sales	(2,637)	188	4	198	4		(2,243)
	------------	------------	------------	------------	------------	------------	------------
Gross profit	5,172	188	4	198	4		5,566

Selling, general and administration	(2,590)		2	67	41	47	(2,433)
Research and development	(1,113)	17	11	44		1	(1,040)
Royalty income	78						78
Other operating (expense)/income	(63)				202	(139)	-
	------------	------------	------------	------------	------------	------------	------------
Operating profit	1,484	205	17	309	247	(91)	2,171

Net finance costs	(216)					(4)	(220)
Share of after tax losses of associates and joint ventures	(4)						(4)
	------------	------------	------------	------------	------------	------------	------------
Profit before taxation	1,264	205	17	309	247	(95)	1,947

Taxation	(214)	(39)	(2)	(59)	(61)	75	(300)
Tax rate %	16.9%						15.4%
	------------	------------	------------	------------	------------	------------	------------
Profit after taxation	1,050	166	15	250	186	(20)	1,647
	------------	------------	------------	------------	------------	------------	------------
Profit attributable to non-controlling interests	86				52		138

Profit attributable to shareholders	964	166	15	250	134	(20)	1,509
	------------	------------	------------	------------	------------	------------	------------

Earnings per share	19.5p	3.3p	0.3p	5.1p	2.7p	(0.4)p	30.5p
	------------	------------	------------	------------	------------	------------	------------

Weighted average number of shares (millions)	4,947						4,947
	------------						------------

Three months ended 30 June 2018

	Total results £m	Intangible amort- isation £m	Intangible impair- ment £m	Major restruct- uring £m	Transaction- related £m	Divestments, significant legal and other items £m	Adjusted results £m
	------------	------------	------------	------------	------------	------------	------------
Turnover	7,310						7,310
Cost of sales	(2,310)	128	1	99	3		(2,079)
	------------	------------	------------	------------	------------	------------	------------
Gross profit	5,000	128	1	99	3		5,231

Selling, general and administration	(2,457)		2	39	70	12	(2,334)
Research and development	(925)	10	25	20		2	(868)
Royalty income	73						73
Other operating (expense)/income	(912)				949	(37)	-
	------------	------------	------------	------------	------------	------------	------------
Operating profit	779	138	28	158	1,022	(23)	2,102

Net finance costs	(167)			1		1	(165)
Share of after tax profits of associates and joint ventures	2						2
	------------	------------	------------	------------	------------	------------	------------
Profit before taxation	614	138	28	159	1,022	(22)	1,939

Taxation	(139)	(24)	(5)	(38)	(197)	15	(388)
Tax rate %	22.6%						20.0%
	------------	------------	------------	------------	------------	------------	------------
Profit after taxation	475	114	23	121	825	(7)	1,551
	------------	------------	------------	------------	------------	------------	------------
Profit attributable to non-controlling interests	34				136		170

Profit attributable to shareholders	441	114	23	121	689	(7)	1,381
	------------	------------	------------	------------	------------	------------	------------

Earnings per share	9.0p	2.3p	0.4p	2.5p	14.0p	(0.1)p	28.1p
	------------	------------	------------	------------	------------	------------	------------

Weighted average number of shares (millions)	4,914						4,914
	------------						------------

Major restructuring and integration
Within the Pharmaceuticals sector, the highly regulated manufacturing operations and supply chains and long lifecycle of the business mean that restructuring programmes, particularly those that involve the rationalisation or closure of manufacturing or R&D sites are likely to take several years to complete.

Major restructuring costs are those related to specific Board approved Major restructuring programmes and are excluded from Adjusted Results.  Major restructuring programmes, including integration costs following material acquisitions, are those that are structural and are of a significant scale where the costs of individual or related projects exceed £25 million.  Other ordinary course smaller scale restructuring costs are retained within Total and Adjusted results.

Total Major restructuring charges incurred in the quarter were £309 million (Q2 2018: £158 million), analysed as follows:

	Q2 2019			Q2 2018

	Cash £m	Non-cash £m	Total £m	Cash £m	Non-cash £m	Total £m

Combined restructuring and integration programme	-	9	9	94	64	158
2018 major restructuring programme (incl. Tesaro)	87	192	279	-	-	-
Consumer Healthcare Joint Venture integration programme	21	-	21	-	-	-

	108	201	309	94	64	158

Non-cash charges arising under the 2018 major restructuring programme primarily related to the write-down of assets as part of the plans to reduce the manufacturing network.  Cash charges arose from restructuring of the manufacturing organisation, R&D and some administrative functions, as well as the integration of Tesaro.  Non-cash charges under the Combined restructuring and integration programme primarily related to announced plans to restructure the manufacturing network.

Total cash payments made in the quarter were £111 million, £63 million for the existing Combined restructuring and integration programme (Q2 2018: £109 million) and £28 million under the 2018 major restructuring programme including the settlement of certain charges accrued in previous quarters and a further £20 million relating to the Consumer Healthcare Joint Venture integration programme.

The analysis of Major restructuring charges by business was as follows:

	Q2 2019 £m	Q2 2018 £m

Pharmaceuticals	232	81
Vaccines	17	22
Consumer Healthcare	41	49

	290	152
Corporate & central functions	19	6

Total Major restructuring costs	309	158

The analysis of Major restructuring charges by Income statement line was as follows:

	Q2 2019 £m	Q2 2018 £m

Cost of sales	198	99
Selling, general and administration	67	39
Research and development	44	20

Total Major restructuring costs	309	158

The Combined restructuring and integration programme delivered incremental annual cost savings in the quarter of £0.1 billion.  The 2018 major restructuring programme delivered incremental cost savings in the quarter of £0.1 billion.

Transaction-related adjustments
Transaction-related adjustments resulted in a net charge of £247 million (Q2 2018: £1,022 million).  This primarily reflected £188 million of accounting charges for the re-measurement of the contingent consideration liabilities related to the acquisitions of the former Shionogi-ViiV Healthcare joint venture and the former Novartis Vaccines business and the liabilities for the Pfizer put option and Pfizer and Shionogi preferential dividends in ViiV Healthcare.

Charge/(credit)	Q2 2019 £m	Q2 2018 £m

Consumer Healthcare Joint Venture put option	-	163
Contingent consideration on former Shionogi-ViiV Healthcare Joint Venture (including Shionogi preferential dividends)	226	744
ViiV Healthcare put options and Pfizer preferential dividends	(47)	63
Contingent consideration on former Novartis Vaccines business	9	(17)
Other adjustments	59	69

Total transaction-related charges	247	1,022

The £226 million charge relating to the contingent consideration for the former Shionogi-ViiV Healthcare Joint Venture represented an increase in the valuation of the contingent consideration due to Shionogi, primarily as a result of updated exchange rate assumptions and a £106 million unwind of the discount, partly offset by adjustments to sales forecasts.

Other adjustments included transaction costs relating to the agreement with Pfizer to combine our consumer healthcare businesses, as well as a reversal of an indemnity receivable from Novartis following a tax settlement with an equivalent reduction in tax charges.

An explanation of the accounting for the non-controlling interests in ViiV Healthcare is set out on page 10.

Divestments, significant legal charges and other items
Divestments and other items included a gain in the quarter of £158 million arising from the increase in value of the shares in Hindustan Unilever Limited to be received on the disposal of Horlicks and other Consumer Healthcare brands and a profit on a number of asset disposals.  This was partly offset by certain other Adjusting items.  A charge of £47 million (Q2 2018: £12 million) for significant legal matters included the benefit of the settlement of existing matters as well as provisions for ongoing litigation.  Significant legal cash payments were £4 million (Q2 2018: £7 million).

Financial performance - H1 2019

Total results

The Total results for the Group are set out below.

	H1 2019 £m	H1 2018 £m	Growth £%	Growth CER%

Turnover	15,470	14,532	6	5

Cost of sales	(5,370)	(4,701)	14	14

Gross profit	10,100	9,831	3	-

Selling, general and administration	(5,067)	(4,768)	6	5
Research and development	(2,119)	(1,829)	16	12
Royalty income	151	126	20	20
Other operating expense	(153)	(1,341)

Operating profit	2,912	2,019	44	37

Finance income	55	47
Finance expense	(461)	(356)
Share of after tax profits of associates and joint ventures	53	11

Profit before taxation	2,559	1,721	49	41

Taxation	(524)	(487)
Tax rate %	20.5%	28.3%

Profit after taxation	2,035	1,234	65	56

Profit attributable to non-controlling interests	241	244
Profit attributable to shareholders	1,794	990

	2,035	1,234	65	56

Earnings per share	36.3p	20.2p	80	70

Adjusted results The Adjusted results for the Group are set out below. Reconciliations between Total results and Adjusted results for H1 2019 and H1 2018 are set out on pages 33 and 34.

	H1 2019

	£m	% of turnover	Growth £%	Growth CER%

Turnover	15,470	100	6	5

Cost of sales	(4,446)	(28.7)	4	5
Selling, general and administration	(4,830)	(31.2)	5	3
Research and development	(2,011)	(13.0)	15	11
Royalty income	151	0.9	20	20

Adjusted operating profit	4,334	28.0	8	4

Adjusted profit before tax	3,980		7	3
Adjusted profit after tax	3,280		10	6
Adjusted profit attributable to shareholders	2,993		16	12

Adjusted earnings per share	60.6p		15	11

Operating profit by business	H1 2019

	£m	% of turnover	Growth £%	Growth CER%

Pharmaceuticals	4,043	47.8	-	(3)
Pharmaceuticals R&D*	(1,549)		26	21

Total Pharmaceuticals	2,494	29.5	(12)	(14)
Vaccines	1,226	39.5	76	67
Consumer Healthcare	821	21.1	12	10

	4,541	29.4	7	3
Corporate & other unallocated costs	(207)

Adjusted operating profit	4,334	28.0	8	4

*
Operating profit of Pharmaceuticals R&D segment, which is the responsibility of the President, Pharmaceuticals R&D.  It excludes ViiV Healthcare R&D expenditure, which is reported within the Pharmaceuticals segment.

Turnover

Pharmaceuticals turnover

	H1 2019

	£m	Growth £%	Growth CER%

Respiratory	1,383	21	17
HIV	2,330	4	1
Immuno-inflammation	272	27	21
Oncology	100	-	-
Established Pharmaceuticals	4,380	(6)	(7)

	8,465	3	1

US	3,472	1	(5)
Europe	2,037	1	1
International	2,956	6	6

	8,465	3	1

Pharmaceuticals turnover in the six months was £8,465 million, up 3% AER, 1% CER.  Respiratory sales were up 21% AER, 17% CER, to £1,383 million, on growth of Trelegy Ellipta and Nucala.  HIV sales were up 4% AER, 1% CER, to £2,330 million, with growth in Juluca and Dovato partly offset by a decline in Triumeq.  Sales of Established Pharmaceuticals declined 6% AER, 7% CER to £4,380 million including the impact of loss of exclusivity of Advair.

In the US, sales grew 1% AER but declined 5% CER.  Continued growth of Nucala, Trelegy Ellipta and Benlysta was offset by the decline in Established Products including the loss of exclusivity of Advair and in Relvar/Breo Ellipta, impacted by genericisation of the ICS/LABA market.  In Europe, sales grew 1% AER, 1% CER, with strong growth in Respiratory partly offset by a decline in Established Pharmaceuticals.  International grew 6% AER, 6% CER, with growth in all therapy areas.

Respiratory
Total Respiratory sales were up 21% AER, 17% CER, with strong growth in all regions.  Ellipta product sales grew 16% AER, 12% CER, with Europe up 28% AER, 29% CER and International up 32% AER, 31% CER on Trelegy Ellipta and Relvar/Breo Ellipta growth.  Nucala was up 45% AER, 45% CER in Europe and 55% AER, 52% CER in International.  In the US, Trelegy Ellipta and Nucala growth offset the decline in Relvar/Breo Ellipta on post-generic ICS/LABA price pressure.

Sales of Nucala were £347 million in the six months and grew 42% AER, 37% CER, continuing to benefit from the global rollout of the product.  US sales of Nucala grew 37% AER, 30% CER to £202 million.

Sales of Ellipta products were up 16% AER, 12% CER to £1,036 million driven by growth in Europe and International.  In the US, sales grew 6% AER but were flat at CER, reflecting continued competitive pricing pressures for ICS/LABA products post generic Advair.  In Europe, sales grew 28% AER, 29% CER, and in International by 32% AER, 31% CER.  Sales of Trelegy Ellipta, our new once daily closed triple product, contributed £207 million globally in the six months, continuing to benefit from the expanded US label.

Relvar/Breo Ellipta sales were down 9% AER, 11% CER.  This was driven by the US decline of 33% AER, 37% CER, impacted by US competitive pricing pressures and the impact of generic Advair on the US ICS/LABA market.  In Europe and International, Relvar/Breo Ellipta continued to grow, up 11% AER, 12% CER, and 22% CER, 20% AER, respectively.

HIV
HIV sales grew 4% AER, 1% CER to £2,330 million in the six months to June.  The dolutegravir franchise grew 7% AER, 3% CER, delivering sales of £2,214 million in the six months.  The remaining portfolio with sales of £116 million, 5% of total HIV sales, declined 28% AER, 28% CER and reduced the overall growth of total HIV by 3% AER, 2% CER in the six months to June.

Sales of dolutegravir products were £2,214 million in the six months, with Triumeq and Tivicay delivering sales of £1,260 million and £795 million, respectively.  The two-drug regimens Juluca and Dovato delivered sales of £159 million in the six months to June.  The combined growth of the two-drug regimens offset the decline in the three-drug regimen, Triumeq, as the business transitions to the new portfolio.

In the US, the second two-drug regimen, Dovato, was launched in April 2019, which, combined with Juluca, delivered sales of £136 million.  Total dolutegravir sales grew 4% AER but declined 1% CER reflecting the share decline in Tivicay and Triumeq, partly offset by the share gain on two-drug regimens as the business transitions to the new portfolio.  In Europe, overall dolutegravir sales growth was flat at both AER and CER with growth in dolutegravir share offset by price erosion, and the timing of clawback payments.  International grew strongly with overall dolutegravir sales growth of 37% AER, 38% CER, driven by Tivicay and Triumeq.

Oncology
Sales of Zejula, were £99 million in the period from the date of acquisition, comprising £59 million in the US and £40 million in Europe.

Immuno-inflammation
Sales of Benlysta in the six months were up 27% AER, 21% CER to £271 million, including sales of the sub-cutaneous formulation.  In the US, Benlysta grew 24% AER, 18% CER to £237 million.

Established Pharmaceuticals
Sales of Established Pharmaceuticals in the six months were £4,380 million, down 6% AER, 7% CER.

Established Respiratory products declined 6% AER, 8% CER to £1,996 million, with the decline in Seretide/Advair partially offset by higher sales of Ventolin and allergy products.  In the US, a generic version of Advair was launched in February, resulting in a 43% AER, 45% CER decline in the six months.  In Europe, Seretide sales were down 17% AER, 17% CER to £262 million, reflecting continued competition from generic products and the transition of the Respiratory portfolio to newer products.  In International, sales of Seretidegrew 1% AER, 2% CER.  Globally, Ventolin grew by 37% AER, 34% CER driven by the strong uptake of an authorised generic version in the US.

The remainder of the Established Pharmaceuticals portfolio declined 5% AER, 5% CER broadly in line with the underlying mid single-digit decline expected of this portfolio.

Vaccines turnover

	H1 2019

	£m	Growth £%	Growth CER%

Meningitis	444	22	22
Influenza	32	23	27
Shingles	743	>100	>100
Established Vaccines	1,888	4	2

	3,107	25	22

US	1,555	59	51
Europe	742	(5)	(5)
International	810	10	12

	3,107	25	22

Vaccines turnover grew 25% AER, 22% CER to £3,107 million, primarily driven by growth in sales of Shingrix.  Meningitis vaccines also contributed to growth mainly due to Bexsero demand and share gains in US together with stronger demand in International.  Established Vaccines grew 4% AER, 2% CER to £1,888 million, reflecting favourable CDC stockpile movements and stronger demand for Hepatitis vaccines in the US and favourable phasing and strong demand for Boostrix and Synflorix in International, partly offset by supply constraints in MMRV vaccines.

Meningitis
Meningitis sales grew 22% AER, 22% CER to £444 million.  Bexsero sales grew 19% AER, 19% CER to £312 million, driven by demand in the US, together with stronger demand in International, partly offset by the completion of the vaccination of catch-up cohorts in certain markets in Europe.  Menveo grew 10% AER, 8% CER, primarily reflecting improved supply in International.

Influenza
Fluarix/FluLaval sales were up 23% AER, 27% CER to £32 million, primarily due to share gains in International.

Shingles
Shingrix recorded sales of £743 million, primarily driven by continued strong uptake and the favourable benefit of prior period rebate adjustments in the US.  Canada, as well as strong demand and supply phasing in Germany, also contributed to this growth.

Established Vaccines
Sales of DTPa-containing vaccines (Infanrix, Pediarix and Boostrix) grew 12% AER, 9% CER.  Boostrix sales were up 21% AER, 18% CER to £267 million, primarily due to favourable phasing and strong demand in International together with share gains and higher demand in the US.

Infanrix, Pediarix sales grew 6% AER, 4% CER to £378 million, reflecting US CDC stockpile replenishment and stronger demand in International, partly offset by increased competitive pressures in Europe.

Hepatitis vaccines grew 14% AER, 10% CER to £463 million, mainly due to favourable CDC stockpile movements and stronger demand benefiting from a competitor supply shortage in the US.

Rotarix sales were up 6% AER, 5% CER to £250 million, reflecting favourable supply phasing and stronger demand in International.

Synflorix sales grew 15% AER, 15% CER to £228 million, primarily due to stronger demand and favourable phasing in International as well as higher demand in Europe.

MMRV vaccines sales declined 34% AER, 34% CER to £105 million, mainly driven by supply constraints in Europe and International.

Cervarix sales were down 29% AER, 29% CER to £48 million, reflecting lower demand in International and competitive pressures in China.

Consumer Healthcare turnover

	H1 2019

	£m	Growth £%	Growth CER%

Wellness	1,955	2	1
Oral health	1,313	5	5
Nutrition	331	3	3
Skin health	299	(5)	(4)

	3,898	2	2

US	964	9	3
Europe	1,177	(2)	(1)
International	1,757	2	4

	3,898	2	2

Consumer Healthcare sales grew 2% AER, 2% CER to £3,898 million in the six months.  Growth reflected improved results in all three regions in the second quarter.

Divestments and the phasing out of low margin contract manufacturing had a negative impact of approximately one percentage point on growth.

Wellness
Wellness sales grew 2% AER, 1% CER to £1,955 million.  Pain relief grew in mid single-digits led by broad-based growth for Panadol, partly benefiting from 2018 regulatory and distribution changes.  Voltaren sales grew in low single-digits, consistent with consumption growth for the period.  Respiratory sales declined, asFlonase growth was offset by a decline in Theraflu following a strong cold and flu season comparator in H1 2018.

Oral health
Oral health grew 5% AER, 5% CER to £1,313 million with Sensodyne reporting broad-based, high single-digit growth, benefiting from major innovation launches in developed and emerging markets.  Gum health sales saw double digit-growth, reflecting strong performances across Europe and the US, where parodontax continued to perform well.  Denture care grew in mid single-digits.

Nutrition
Nutrition sales grew 3% AER, 3% CER to £331 million, with India growing in high single-digits.  Growth was adversely impacted by the Horlicks and Maxinutrition divestments in the UK, which impacted Nutrition growth by two percentage points.

Skin health
Skin health sales declined 5% AER, 4% CER to £299 million, largely due to divestments of small tail brands in the US, which had a negative impact on growth of the category of three percentage points.

Operating performance

Cost of sales
Total cost of sales as a percentage of turnover was 34.7%, 2.4 percentage points higher at AER and 3.0 percentage points higher in CER terms compared with H1 2018.  This reflected an increase in the costs of manufacturing restructuring programmes, primarily as a result of write downs in a number of manufacturing sites, and increased amortisation of intangible assets.

Excluding these and other Adjusting items, Adjusted cost of sales as a percentage of turnover was 28.7%, down 0.6 percentage points at AER, and flat at CER compared with H1 2018.  This reflected a more favourable product mix in Vaccines, primarily due to growth of Shingrix in the US, and Consumer Healthcare, a favourable impact of inventory adjustments in Vaccines and a further contribution from integration and restructuring savings in Pharmaceuticals and Consumer Healthcare.  This was offset by continued adverse pricing pressure in Pharmaceuticals, particularly in Respiratory, and an unfavourable product mix in Pharmaceuticals.

Selling, general and administration
Total SG&A costs as a percentage of turnover were 32.8%, 0.1 percentage points lower at AER and 0.1 percentage points higher on a CER basis.  This included increased significant legal costs, acquisition costs related to the announced agreement with Pfizer to combine our consumer healthcare businesses, as well as a reversal of an indemnity receivable from Novartis following a tax settlement, with an equivalent release of a tax provision which was reflected in the tax charge.

Excluding these and other Adjusting items, Adjusted SG&A costs as a percentage of turnover were 31.2%, 0.6 percentage points lower at AER than in H1 2018 and 0.4 percentage points lower on a CER basis.  The growth in Adjusted SG&A costs of 5% AER, 3% CER reflected increased investment resulting from the acquisition of Tesaro and in promotional product support, particularly for new launches in Vaccines, Respiratory and HIV and targeted priority markets.  This was partly offset by the tight control of ongoing costs, particularly in non-promotional spending across all three businesses.

Research and development
Total R&D expenditure was £2,119 million (13.7% of turnover), up 16% AER, 12% CER.  Adjusted R&D expenditure was £2,011 million (13.0% of turnover), 15% higher at AER, 11% higher at CER than H1 2018.  Pharmaceuticals R&D expenditure was £1,550 million, up 19% AER, 14% CER (5% CER excluding Tesaro), reflecting a significant increase in Oncology investment including on assets from the Tesaro acquisition (primarily Zejula and dostarlimab (TSR-042)) and a number of other mid and late-stage programmes including belantamab mafodotin (BCMA) and NY-ESO.  This was partly offset by reductions in other R&D costs, where increased spending on the progression of key assets including otilimab (aGM-CSF) for rheumatoid arthritis, was more than offset by the phasing of spend on assets reaching the end of clinical development, including Trelegy Ellipta for asthma, and the on-going benefits of the R&D portfolio re-prioritisation, at both Research and Development stages, such as nemiralisib and danarixin.  R&D expenditure in Vaccines and Consumer Healthcare was £341 million and £120 million, respectively.

Royalty income
Royalty income was £151 million (H1 2018: £126 million), up 20% AER, 20% CER, primarily reflecting increased royalties on sales of Gardasil.

Other operating expense
Net other operating expense of £153 million (H1 2018: £1,341 million) primarily reflected accounting charges of £103 million (H1 2018: £1,369 million charge) arising from the re-measurement of the contingent consideration liabilities related to the acquisitions of the former Shionogi-ViiV Healthcare joint venture and the former Novartis Vaccines business and the liabilities for the Pfizer put option and Pfizer and Shionogi preferential dividends in ViiV Healthcare.  This included a re-measurement charge of £166 million (H1 2018: £713 million) for the contingent consideration liability due to Shionogi, primarily arising from changes in exchange rate assumptions and the unwind of the discount.  H1 2018 also included a charge of £658 million in relation to the Consumer Healthcare put option.  In addition there was a decrease in value of the shares in Hindustan Unilever Limited to be received on the disposal of Horlicks and other Consumer Healthcare brands of £48 million in the six months.  The cumulative increase in value since the signing of the proposed transaction was £52 million.  This was partly offset by the profit on a number of asset disposals.

Operating profit
Total operating profit was £2,912 million in H1 2019 compared with £2,019 million in H1 2018.  Reduced re-measurement charges on the contingent consideration liabilities were partly offset by increased charges for major restructuring, primarily arising from write downs in a number of manufacturing sites, and a decrease in value of the shares in Hindustan Unilever Limited to be received on the disposal of Horlicks and other Consumer Healthcare brands.

Excluding these and other Adjusting items, Adjusted operating profit was £4,334 million, 8% higher than H1 2018 at AER and 4% higher at CER on a turnover increase of 5% CER.  The Adjusted operating margin of 28.0% was 0.3 percentage points higher at AER, but 0.2 percentage points lower on a CER basis than in H1 2018.  The increase in Adjusted operating profit primarily reflected the benefit from sales growth in all three businesses, particularly Vaccines, a more favourable mix in Vaccines and Consumer Healthcare, a benefit from favourable inventory adjustments in Vaccines and continued tight control of ongoing costs across all three businesses.  This was partly offset by continuing price pressure, particularly in Respiratory, including the impact of the launch of a generic version of Advair in the US in February 2019, investment in R&D including a significant increase in Oncology investment, partly on the assets from the Tesaro acquisition, and investments in promotional product support, particularly for new launches in Vaccines, HIV and Respiratory.

Contingent consideration cash payments which are made to Shionogi and other companies reduce the balance sheet liability and hence are not recorded in the income statement.  Total contingent consideration cash payments in the six months amounted to £443 million (H1 2018: £702 million).  This included cash payments made to Shionogi of £439 million (H1 2018: £376 million).

Operating profit by business
Pharmaceuticals operating profit was £2,494 million, down 12% AER, 14% CER on a turnover increase of 1% CER.  The operating margin of 29.5% was 4.8 percentage points lower at AER than in H1 2018 and 5.0 percentage points lower on a CER basis.  This primarily reflected the increase in cost of sales percentage due to the continued impact of lower prices, particularly in Respiratory, including the impact of the launch of a generic version of Advair in the US in February 2019, an unfavourable product mix, primarily as a result of the growth in some lower margin established products, together with a significant increase in Oncology R&D investment and investment in new product support and targeted priority markets.  This was partly offset by continued tight control of ongoing costs and the benefits of re-prioritisation of the R&D portfolio.

Vaccines operating profit was £1,226 million, 76% AER, 67% CER higher than in H1 2018 on a turnover increase of 22% CER.  The operating margin of 39.5% was 11.5 percentage points higher at AER than in H1 2018 and 10.3 percentage points higher on a CER basis.  This was primarily driven by enhanced operating leverage from strong sales growth, particularly Shingrix in the US, improved product mix and higher royalty income.  Increased SG&A investment to support business growth was partly offset by income from one-off settlements.

Consumer Healthcare operating profit was £821 million, up 12% AER, 10% CER on a turnover increase of 2% CER.  The operating margin of 21.1% was 1.7 percentage points higher than in H1 2018 and 1.5 percentage points higher on a CER basis.  This primarily reflected continued manufacturing restructuring savings, improved growth from higher margin power brands and the divestment of lower margin tail products.  Increased investment in power brands was offset by tight control of promotional and other expenses.

Net finance costs
Total net finance costs were £406 million compared with £309 million in H1 2018.  Adjusted net finance costs were £407 million compared with £304 million in H1 2018.  The increase primarily reflected higher debt levels following the acquisition from Novartis of its stake in the Consumer Healthcare Joint Venture in June 2018 and the acquisition of Tesaro in January 2019, as well as an adverse comparison with a one-off accounting adjustment of £20 million to amortisation of interest charges in H1 2018.  This was partly offset by the benefit from older bonds being refinanced at lower interest rates.  Following the introduction of IFRS 16, 'Leases', finance costs included an unwind of the discount on the lease liability of £20 million in the six months.

Share of after tax profits of associates and joint ventures
The share of after tax profits of associates was £53 million (H1 2018: £11 million).  This included a one-off adjustment of £51 million to reflect GSK's share of increased after tax profits of Innoviva primarily as a result of a non-recurring income tax benefit.

Taxation
The charge of £524 million represented an effective tax rate on Total results of 20.5% (H1 2018: 28.3%) and reflected the different tax effects of the various Adjusting items, including the non-taxable loss arising from the decrease in value of the shares in Hindustan Unilever Limited to be received on the disposal of Horlicks and other Consumer Healthcare brands as well as recognition of a deferred tax liability as a result of disposal of a manufacturing site.  Tax on Adjusted profit amounted to £700 million and represented an effective Adjusted tax rate of 17.6% (H1 2018: 20.1%), reflecting the impact of the settlement of a number of open issues with tax authorities.

Issues related to taxation are described in Note 14, 'Taxation' in the Annual Report 2018.  The Group continues to believe it has made adequate provision for the liabilities likely to arise from periods which are open and not yet agreed by tax authorities.  The ultimate liability for such matters may vary from the amounts provided and is dependent upon the outcome of agreements with relevant tax authorities.

Non-controlling interests
The allocation of Total earnings to non-controlling interests amounted to £241 million (H1 2018: £244 million).  The reduction was primarily due to the ending of the allocation of Consumer Healthcare profits (H1 2018: £117 million) following the buyout of Novartis' interest.  This was partly offset by an increased allocation of ViiV Healthcare profits to £204 million (H1 2018: £97 million) and higher net profits in some of the Group's other entities with non-controlling interests.

The allocation of Adjusted earnings to non-controlling interests amounted to £287 million (H1 2018: £394 million).  The reduction in allocation was again primarily due to the ending of the allocation of Consumer Healthcare profits (H1 2018: £118 million), partly offset by an increased allocation of ViiV Healthcare profits of £250 million (H1 2018: £246 million) and higher net profits in some of the Group's other entities with non-controlling interests.

Earnings per share
Total earnings per share was 36.3p, compared with 20.2p in H1 2018.  The increase in earnings per share primarily reflected reduced re-measurement charges on the contingent consideration liabilities and put options, an improved trading performance, a reduced effective tax rate and the increased share of after tax profit of the associate Innoviva.

Adjusted EPS of 60.6p compared with 52.7p in H1 2018, up 15% AER, 11% CER, on a 4% CER increase in Adjusted operating profit.  The improvement primarily resulted from the reduced non-controlling interest allocation of Consumer Healthcare profits following the buyout in Q2 2018, a reduced effective tax rate and an increased share of after tax profits of associates as a result of a non-recurring income tax benefit in Innoviva, partly offset by increased net finance costs.

Currency impact on H1 2019 results
The H1 2019 results are based on average exchange rates, principally £1/$1.29, £1/€1.14 and £1/Yen 142.  Comparative exchange rates are given on page 53.  The period-end exchange rates were £1/$1.27, £1/€1.12 and £1/Yen 137.

In the six months, turnover increased 6% AER, 5% CER.  Total EPS was 36.3p compared with 20.2p in H1 2018.  Adjusted EPS was 60.6p compared with 52.7p in H1 2018, up 15% AER, 11% CER.  The positive currency impact primarily reflected the weakness of Sterling, particularly against the US$ and Yen, partly offset by weakness in emerging market currencies, relative to H1 2018.  Exchange gains or losses on the settlement of intercompany transactions had a negligible impact on the positive currency impact of four percentage points on Adjusted EPS.

Adjusting items The reconciliations between Total results and Adjusted results for H1 2019 and H1 2018 are set out below.

Six months ended 30 June 2019

	Total results £m	Intangible amort- isation £m	Intangible impair- ment £m	Major restruct- uring £m	Transaction- related £m	Divestments, significant legal and other items £m	Adjusted results £m
	------------	------------	------------	------------	------------	------------	------------
Turnover	15,470						15,470
Cost of sales	(5,370)	359	17	539	9		(4,446)
	------------	------------	------------	------------	------------	------------	------------
Gross profit	10,100	359	17	539	9		11,024

Selling, general and administration	(5,067)		6	92	70	69	(4,830)
Research and development	(2,119)	34	13	59		2	(2,011)
Royalty income	151						151
Other operating (expense)/income	(153)			(1)	115	39	-
	------------	------------	------------	------------	------------	------------	------------
Operating profit	2,912	393	36	689	194	110	4,334

Net finance costs	(406)			1		(2)	(407)
Share of after tax profits of associates and joint ventures	53						53
	------------	------------	------------	------------	------------	------------	------------
Profit before taxation	2,559	393	36	690	194	108	3,980

Taxation	(524)	(76)	(5)	(117)	(53)	75	(700)
Tax rate %	20.5%						17.6%
	------------	------------	------------	------------	------------	------------	------------
Profit after taxation	2,035	317	31	573	141	183	3,280
	------------	------------	------------	------------	------------	------------	------------
Profit attributable to non-controlling interests	241				46		287

Profit attributable to shareholders	1,794	317	31	573	95	183	2,993
	------------	------------	------------	------------	------------	------------	------------

Earnings per share	36.3p	6.4p	0.7p	11.6p	1.9p	3.7p	60.6p
	------------	------------	------------	------------	------------	------------	------------

Weighted average number of shares (millions)	4,942						4,942
	------------						------------

Six months ended 30 June 2018

	Total results £m	Intangible amort- isation £m	Intangible impair- ment £m	Major restruct- uring £m	Transaction- related £m	Divestments, significant legal and other items £m	Adjusted results £m
	------------	------------	------------	------------	------------	------------	------------
Turnover	14,532						14,532
Cost of sales	(4,701)	267	28	142	6		(4,258)
	------------	------------	------------	------------	------------	------------	------------
Gross profit	9,831	267	28	142	6		10,274

Selling, general and administration	(4,768)		2	58	70	18	(4,620)
Research and development	(1,829)	20	25	23		6	(1,755)
Royalty income	126						126
Other operating (expense)/income	(1,341)				1,383	(42)	-
	------------	------------	------------	------------	------------	------------	------------
Operating profit	2,019	287	55	223	1,459	(18)	4,025

Net finance costs	(309)			2		3	(304)
Share of after tax profits of associates and joint ventures	11						11
	------------	------------	------------	------------	------------	------------	------------
Profit before taxation	1,721	287	55	225	1,459	(15)	3,732

Taxation	(487)	(56)	(9)	(55)	(177)	34	(750)
Tax rate %	28.3%						20.1%
	------------	------------	------------	------------	------------	------------	------------
Profit after taxation	1,234	231	46	170	1,282	19	2,982
	------------	------------	------------	------------	------------	------------	------------
Profit attributable to non-controlling interests	244				150		394

Profit attributable to shareholders	990	231	46	170	1,132	19	2,588
	------------	------------	------------	------------	------------	------------	------------

Earnings per share	20.2p	4.7p	0.9p	3.5p	23.0p	0.4p	52.7p
	------------	------------	------------	------------	------------	------------	------------

Weighted average number of shares (millions)	4,909						4,909
	------------						------------

Major restructuring and integration
Within the Pharmaceuticals sector, the highly regulated manufacturing operations and supply chains and long lifecycle of the business mean that restructuring programmes, particularly those that involve the rationalisation or closure of manufacturing or R&D sites are likely to take several years to complete.

Major restructuring costs are those related to specific Board approved Major restructuring programmes and are excluded from Adjusted Results.  Major restructuring programmes, including integration costs following material acquisitions, are those that are structural and are of a significant scale where the costs of individual or related projects exceed £25 million.  Other ordinary course smaller scale restructuring costs are retained within Total and Adjusted results.

The Board approved a new Major restructuring programme in July 2018, which is designed to significantly improve the competitiveness and efficiency of the Group's cost base with savings delivered primarily through supply chain optimisation and reductions in administrative costs.

The Group acquired Tesaro in January 2019, and is expected to incur around £50 million of integration and restructuring cash costs, leading to annual cost-saving benefits of around £50 million.  This is being added to and reported as part of the 2018 Major restructuring programme.

The Group also announced in December that it had reached agreement with Pfizer Inc to combine our consumer healthcare businesses.  The proposed transaction is expected to realise substantial cost synergies, with the new Joint Venture expected to generate total annual cost savings of £0.5 billion by 2022 for expected total major restructuring cash costs of £0.9 billion and non-cash charges of £0.3 billion. Up to 25% of the cost savings are intended to be reinvested in the business to support innovation and other growth opportunities.

Total Major restructuring charges incurred in the six months were £689 million (H1 2018: £223 million), analysed as follows:

	H1 2019			H1 2018

	Cash £m	Non-cash £m	Total £m	Cash £m	Non-cash £m	Total £m

Combined restructuring and integration programme	22	21	43	142	81	223
2018 major restructuring programme (incl. Tesaro)	111	504	615	-	-	-
Consumer Healthcare Joint Venture integration programme	31	-	31	-	-	-

	164	525	689	142	81	223

Non-cash charges arising under the 2018 major restructuring programme primarily related to the write-down of assets as part of the plans to reduce the manufacturing network.  Cash charges arose from restructuring of the manufacturing organisation, R&D and some administrative functions as well as the integration of Tesaro.  Non-cash charges under the Combined restructuring and integration programme primarily related to announced plans to restructure the manufacturing network, and cash charges arose from restructuring in some manufacturing sites, R&D and some administrative functions.

Total cash payments made in the six months were £285 million, £219 million for the existing Combined restructuring and integration programme (H1 2018: £213 million) and £46 million under the 2018 major restructuring programme including the settlement of certain charges accrued in previous quarters and a further £20 million relating to the Consumer Healthcare Joint Venture integration programme.

The analysis of Major restructuring charges by business was as follows:

	H1 2019 £m	H1 2018 £m

Pharmaceuticals	568	104
Vaccines	17	47
Consumer Healthcare	62	64

	647	215
Corporate & central functions	42	8

Total Major restructuring costs	689	223

The analysis of Major restructuring charges by Income statement line was as follows:

	H1 2019 £m	H1 2018 £m

Cost of sales	539	142
Selling, general and administration	92	58
Research and development	59	23
Other operating income	(1)	-

Total Major restructuring costs	689	223

The Combined restructuring and integration programme delivered incremental annual cost savings in the six months of £0.2 billion.  The 2018 major restructuring programme delivered incremental cost savings in H1 2019 of £0.1 billion.

Total cash charges for the Combined restructuring and integration programme are now expected to be approximately £4.1 billion with non-cash charges up to £1.6 billion.  The programme has now delivered approximately £4.1 billion of annual savings, including an estimated currency benefit of £0.3 billion.  The programme is now expected to deliver by 2020 total annual savings of £4.4 billion on a constant currency basis, including an estimated benefit of £0.4 billion from currency on the basis of H1 2019 average exchange rates.

The 2018 major restructuring programme, now including Tesaro, is expected to cost £1.75 billion over the period to 2021, with cash costs of £0.85 billion and non-cash costs of £0.9 billion, and is expected to deliver annual savings of around £450 million by 2021 (at H1 2019 rates).  These savings will be fully re-invested to help fund targeted increases in R&D and commercial support of new products.

Transaction-related adjustments
Transaction-related adjustments resulted in a net charge of £194 million (H1 2018: £1,459 million charge).  This primarily reflected £103 million of accounting charges for the re-measurement of the contingent consideration liabilities related to the acquisitions of the former Shionogi-ViiV Healthcare joint venture and the former Novartis Vaccines business and the liabilities for the Pfizer put option and Pfizer and Shionogi preferential dividends in ViiV Healthcare.

Charge/(credit)	H1 2019 £m	H1 2018 £m

Consumer Healthcare Joint Venture put option	-	658
Contingent consideration on former Shionogi-ViiV Healthcare Joint Venture (including Shionogi preferential dividends)	166	713
ViiV Healthcare put options and Pfizer preferential dividends	(71)	2
Contingent consideration on former Novartis Vaccines business	8	(4)
Other adjustments	91	90

Total transaction-related charges	194	1,459

The £166 million charge relating to the contingent consideration for the former Shionogi-ViiV Healthcare Joint Venture represented an increase in the valuation of the contingent consideration due to Shionogi, primarily as a result of a £214 million unwind of the discount and updated exchange rate assumptions, partly offset by adjustments to sales forecasts.

Other adjustments included transaction costs relating to the agreement with Pfizer to combine our consumer healthcare businesses, as well as a reversal of an indemnity receivable from Novartis following a tax settlement with an equivalent release of a tax provision.

An explanation of the accounting for the non-controlling interests in ViiV Healthcare is set out on page 10.

Divestments, significant legal charges and other items
Divestments and other items included a loss in the six months of £48 million arising from the decrease in value of the shares in Hindustan Unilever Limited to be received on the disposal of Horlicks and other Consumer Healthcare brands, as well as equity investment impairments and certain other Adjusting items.  This was partly offset by the profit on a number of asset disposals.  A charge of £69 million (H1 2018: £17 million) for significant legal matters included the benefit of the settlement of existing matters as well as provisions for ongoing litigation.  Significant legal cash payments were £8 million (H1 2018: £12 million).

Cash generation

Cash flow

	Q2 2019	H1 2019	H1 2018

Net cash inflow from operating activities (£m)	1,389	2,052	2,225
Free cash flow* (£m)	370	535	821
Free cash flow growth (%)	(25)%	(35)%	>100%
Free cash flow conversion* (%)	38%	30%	83%
Net debt** (£m)	28,721	28,721	23,935

*	Free cash flow and free cash flow conversion are defined on page 61.
**	Net debt is analysed on page 59.

Q2 2019
The net cash inflow from operating activities for the quarter was £1,389 million (Q2 2018: £1,362 million).  The increase primarily reflected improved operating profits, lower trade receivables and a lower seasonal increase in inventory and lower operating lease payments following the transition to IFRS 16, partly offset by the adverse timing of payments for returns and rebates, as well as the initial step-down impact from US Advairgeneric competition.

Total cash payments to Shionogi in relation to the ViiV Healthcare contingent consideration liability in the quarter were £220 million (Q2 2018: £179 million), of which £195 million was recognised in cash flows from operating activities and £25 million was recognised in contingent consideration paid within investing cash flows.  These payments are deductible for tax purposes.

Free cash flow was £370 million for the quarter (Q2 2018: £492 million).  The reduction primarily reflected increased capital expenditure including the acquisition of intangible assets from Merck KgaA, Darmstadt, Germany, increased interest payments, the adverse timing of payments for returns and rebates, and the initial step-down impact from US Advair generic competition.  This was partly offset by improved operating profits, lower trade receivables and a lower seasonal increase in inventory, as well as reduced dividend payments to non-controlling interests.

H1 2019
The net cash inflow from operating activities for the six months was £2,052 million (H1 2018: £2,225 million).  The reduction primarily reflected the adverse timing of payments for returns and rebates, as well as the initial step-down impact from US Advair generic, partly offset by improved operating profits, a lower seasonal increase in trade receivables and inventory, lower contingent consideration payments compared with H1 2018 which included a milestone payment to Novartis and lower operating lease payments following the transition to IFRS 16.

Total cash payments to Shionogi in relation to the ViiV Healthcare contingent consideration liability in the six months were £439 million (H1 2018: £376 million), of which £390 million was recognised in cash flows from operating activities and £49 million was recognised in contingent consideration paid within investing cash flows.  These payments are deductible for tax purposes.

Free cash flow was £535 million in the six months (H1 2018: £821 million).  The reduction primarily reflected the adverse timing of payments for returns and rebates, as well as the initial step-down impact from US Advairgeneric competition, increased capital expenditure including acquisition of intangible assets and increased interest payments.  This was partly offset by improved operating profits, a lower seasonal increase in trade receivables and inventory and reduced dividend payments to non-controlling interests.

Net debt
At 30 June 2019, net debt was £28.7 billion, compared with £21.6 billion at 31 December 2018, comprising gross debt of £33.4 billion and cash and liquid investments of £4.7 billion, including £0.5 billion reported within Assets held for sale.  Net debt increased due to the £3.9 billion acquisition of Tesaro Inc as well as £0.2 billion of Tesaro net debt, together with the £1.3 billion impact from the implementation of IFRS 16, the dividend paid to shareholders of £2.1 billion and £0.1 billion of unfavourable exchange impacts from the translation of non-Sterling denominated debt, partly offset by £0.5 billion free cash flow.

At 30 June 2019, GSK had short-term borrowings (including overdrafts and lease liabilities) repayable within 12 months of £10.1 billion with loans of £2.6 billion repayable in the subsequent year.

Returns to shareholders

Quarterly dividends
The Board has declared a second interim dividend for 2019 of 19 pence per share (Q2 2018: 19 pence per share).

GSK recognises the importance of dividends to shareholders and aims to distribute regular dividend payments that will be determined primarily with reference to the free cash flow generated by the business after funding the investment necessary to support the Group's future growth.

The Board intends to maintain the dividend for 2019 at the current level of 80p per share, subject to any material change in the external environment or performance expectations.  Over time, as free cash flow strengthens, it intends to build free cash flow cover of the annual dividend to a target range of 1.25-1.50x, before returning the dividend to growth.

Payment of dividends
The equivalent interim dividend receivable by ADR holders will be calculated based on the exchange rate on 8 October 2019.  An annual fee of $0.03 per ADS (or $0.0075 per ADS per quarter) (2018: $0.02 per ADS; $0.005 per ADS per quarter) is charged by the Depositary.

The ex-dividend date will be 8 August 2019, with a record date of 9 August 2019 and a payment date of 10 October 2019.

	Paid/ payable	Pence per share	£m

2019
First interim	11 July 2019	19	940
Second interim	10 October 2019	19	940

2018
First interim	12 July 2018	19	934
Second interim	11 October 2018	19	934
Third interim	10 January 2019	19	935
Fourth interim	11 April 2019	23	1,137

		80	3,940

Weighted average number of shares
	Q2 2019 millions	Q2 2018 millions

Weighted average number of shares - basic	4,947	4,914
Dilutive effect of share options and share awards	44	47

Weighted average number of shares - diluted	4,991	4,961

Weighted average number of shares
	H1 2019 millions	H1 2018 millions

Weighted average number of shares - basic	4,942	4,909
Dilutive effect of share options and share awards	43	46

Weighted average number of shares - diluted	4,985	4,955

At 30 June 2019, 4,948 million shares (30 June 2018: 4,915 million) were in free issue (excluding Treasury shares and shares held by the ESOP Trusts).  GSK made no share repurchases during the period.  The company issued 0.5 million shares under employee share schemes for proceeds of £6 million (Q2 2018: £12 million).

At 30 June 2019, the ESOP Trust held 40 million GSK shares against the future exercise of share options and share awards.  The carrying value of £242 million has been deducted from other reserves.  The market value of these shares was £642 million.

At 30 June 2019, the company held 393.5 million Treasury shares at a cost of £5,505 million, which has been deducted from retained earnings.

Financial information

Income statements

	Q2 2019 £m	Q2 2018 £m	H1 2019 £m	H1 2018 £m

TURNOVER	7,809	7,310	15,470	14,532

Cost of sales	(2,637)	(2,310)	(5,370)	(4,701)

Gross profit	5,172	5,000	10,100	9,831

Selling, general and administration	(2,590)	(2,457)	(5,067)	(4,768)
Research and development	(1,113)	(925)	(2,119)	(1,829)
Royalty income	78	73	151	126
Other operating expense	(63)	(912)	(153)	(1,341)

OPERATING PROFIT	1,484	779	2,912	2,019

Finance income	21	27	55	47
Finance expense	(237)	(194)	(461)	(356)
Share of after tax (losses)/profits of associates and joint ventures	(4)	2	53	11

PROFIT BEFORE TAXATION	1,264	614	2,559	1,721

Taxation	(214)	(139)	(524)	(487)
Tax rate %	16.9%	22.6%	20.5%	28.3%

PROFIT AFTER TAXATION	1,050	475	2,035	1,234

Profit attributable to non-controlling interests	86	34	241	244
Profit attributable to shareholders	964	441	1,794	990

	1,050	475	2,035	1,234

EARNINGS PER SHARE	19.5p	9.0p	36.3p	20.2p

Diluted earnings per share	19.3p	8.9p	36.0p	20.0p

Statement of comprehensive income

	Q2 2019 £m	Q2 2018 £m

Profit for the period	1,050	475

Items that may be reclassified subsequently to income statement:
Exchange movements on overseas net assets and net investment hedges	(120)	(438)
Fair value movements on cash flow hedges	(73)	157
Reclassification of cash flow hedges to income statement	-	(134)
Deferred tax on fair value movements on cash flow hedges	1	(24)
Deferred tax reversed on reclassification of cash flow hedges	-	20

	(192)	(419)

Items that will not be reclassified to income statement:
Exchange movements on overseas net assets of non-controlling interests	8	20
Fair value movements on equity investments	6	56
Deferred tax on fair value movements on equity investments	(20)	(4)
Re-measurement (losses)/gains on defined benefit plans	(131)	728
Tax on re-measurement (losses)/gains on defined benefit plans	27	(132)

	(110)	668

Other comprehensive (expense)/income for the period	(302)	249

Total comprehensive income for the period	748	724

Total comprehensive income for the period attributable to:
Shareholders	654	670
Non-controlling interests	94	54

	748	724

Statement of comprehensive income

	H1 2019 £m	H1 2018 £m

Profit for the period	2,035	1,234

Items that may be reclassified subsequently to income statement:
Exchange movements on overseas net assets and net investment hedges	(45)	(372)
Fair value movements on cash flow hedges	(73)	179
Reclassification of cash flow hedges to income statement	1	(165)
Deferred tax on fair value movements on cash flow hedges	-	(24)
Deferred tax reversed on reclassification of cash flow hedges	-	20

	(117)	(362)

Items that will not be reclassified to income statement:
Exchange movements on overseas net assets of non-controlling interests	(10)	(8)
Fair value movements on equity investments	44	153
Deferred tax on fair value movements on equity investments	(30)	(13)
Re-measurement (losses)/gains on defined benefit plans	(573)	914
Tax on re-measurement (losses)/gains on defined benefit plans	102	(170)

	(467)	876

Other comprehensive (expense)/income for the period	(584)	514

Total comprehensive income for the period	1,451	1,748

Total comprehensive income for the period attributable to:
Shareholders	1,220	1,512
Non-controlling interests	231	236

	1,451	1,748

Pharmaceuticals turnover - three months ended 30 June 2019

Total	US	Europe	International

		Growth			Growth			Growth			Growth

	£m	£%	CER%	£m	£%	CER%	£m	£%	CER%	£m	£%	CER%
	--------	--------	--------	--------	--------	--------	--------	--------	--------	--------	--------	--------

Respiratory	752	16	12	419	3	(2)	193	33	32	140	40	38
	--------	--------	--------	--------	--------	--------	--------	--------	--------	--------	--------	--------
Ellipta products	557	9	6	302	(5)	(10)	141	29	29	114	37	35
Anoro Ellipta	128	7	3	81	(2)	(8)	30	25	25	17	31	31
Arnuity Ellipta	14	40	30	12	33	22	-	-	-	2	>100	>100
Incruse Ellipta	57	(23)	(26)	31	(35)	(40)	19	(5)	(5)	7	17	17
Relvar/Breo Ellipta	238	(15)	(16)	93	(40)	(43)	70	15	15	75	21	21
Trelegy Ellipta	120	>100	>100	85	>100	>100	22	>100	>100	13	>100	>100

Nucala	195	38	33	117	33	26	52	44	42	26	53	53

HIV	1,209	2	(2)	736	(1)	(6)	289	-	(1)	184	17	19
	--------	--------	--------	--------	--------	--------	--------	--------	--------	--------	--------	--------
Dolutegravir products	1,147	3	-	720	(1)	(6)	271	3	2	156	27	29
Tivicay	412	1	(2)	242	(5)	(11)	99	8	7	71	20	24
Triumeq	646	(5)	(9)	403	(10)	(15)	159	(6)	(8)	84	31	33
Juluca	84	>100	>100	70	>100	>100	13	>100	>100	1	>100	>100
Dovato	5	-	-	5	-	-	-	-	-	-	-	-

Epzicom/Kivexa	22	(15)	(15)	1	>100	>100	6	(40)	(40)	15	(12)	(12)
Selzentry	26	(10)	(7)	13	-	-	8	(11)	(11)	5	(29)	(14)
Other	14	(33)	(48)	2	(60)	(80)	4	(33)	(50)	8	(20)	(30)

Immuno- inflammation	151	32	26	132	29	23	11	22	22	8	>100	>100
	--------	--------	--------	--------	--------	--------	--------	--------	--------	--------	--------	--------
Benlysta	150	32	25	132	29	24	11	37	37	7	75	50

Oncology	57	-	-	33	-	-	24	-	-	-	-	-
	--------	--------	--------	--------	--------	--------	--------	--------	--------	--------	--------	--------
Zejula	57	-	-	33	-	-	24	-	-	-	-	-

Established Pharmaceuticals	2,138	(6)	(7)	463	(25)	(29)	517	(5)	(6)	1,158	4	4
	--------	--------	--------	--------	--------	--------	--------	--------	--------	--------	--------	--------
Established Respiratory	913	(13)	(14)	310	(28)	(32)	208	(11)	(12)	395	4	4
Seretide/Advair	412	(30)	(31)	105	(60)	(61)	129	(15)	(15)	178	(1)	(1)
Flixotide/Flovent	126	(18)	(19)	65	(31)	(34)	22	5	-	39	-	5
Ventolin	236	39	35	141	81	71	29	(6)	(6)	66	8	11
Avamys/Veramyst	71	3	1	-	-	-	20	(9)	(9)	51	9	6
Other Respiratory	68	8	2	(1)	>(100)	>(100)	8	(11)	(11)	61	13	6

Dermatology	107	3	3	1	>100	>100	41	5	3	65	-	2
Augmentin	133	5	6	-	-	-	38	3	-	95	6	8
Avodart	141	2	1	1	(67)	(67)	53	(7)	(7)	87	12	9
Imigran/Imitrex	36	-	-	17	21	14	13	(13)	(13)	6	(14)	-
Lamictal	142	(13)	(16)	72	(12)	(16)	28	4	4	42	(24)	(25)
Seroxat/Paxil	40	(5)	(5)	-	-	-	9	(10)	(10)	31	(3)	(3)
Valtrex	25	(17)	(20)	1	(80)	(60)	7	(12)	(12)	17	-	(12)
Other	601	2	1	61	(28)	(33)	120	4	3	420	8	8
	--------	--------	--------	--------	--------	--------	--------	--------	--------	--------	--------	--------
Pharmaceuticals	4,307	2	(1)	1,783	(5)	(10)	1,034	5	4	1,490	9	8
	--------	--------	--------	--------	----------	--------	--------	---------	--------	--------	---------	--------

Pharmaceuticals turnover - six months ended 30 June 2019

Total	US	Europe	International

	-
		Growth			Growth			Growth			Growth
		-			_
	£m	£%	CER%	£m	£%	CER%	£m	£%	CER%	£m	£%	CER%
	--------	--------	--------	--------	--------	--------	--------	--------	--------	--------	--------	--------

Respiratory	1,383	21	17	756	13	6	369	32	33	258	36	34
	--------	--------	--------	--------	--------	--------	--------	--------	--------	--------	--------	--------
Ellipta products	1,036	16	12	554	6	-	272	28	29	210	32	31
Anoro Ellipta	230	6	2	139	(3)	(8)	57	19	19	34	31	31
Arnuity Ellipta	21	-	(5)	18	(5)	(11)	-	-	-	3	50	50
Incruse Ellipta	125	2	(1)	75	-	(7)	37	3	3	13	18	27
Relvar/Breo Ellipta	453	(9)	(11)	171	(33)	(37)	137	11	12	145	22	20
Trelegy Ellipta	207	>100	>100	151	>100	>100	41	>100	>100	15	>100	>100

Nucala	347	42	37	202	37	30	97	45	45	48	55	52

HIV	2,330	4	1	1,425	4	(2)	567	(3)	(3)	338	22	23
	--------	--------	--------	--------	--------	--------	--------	--------	--------	--------	--------	--------
Dolutegravir products	2,214	7	3	1,390	4	(1)	533	-	-	291	37	38
Tivicay	795	5	2	465	(4)	(9)	193	7	7	137	51	53
Triumeq	1,260	(2)	(6)	789	(3)	(8)	319	(9)	(9)	152	25	25
Juluca	154	>100	>100	131	>100	>100	21	>100	>100	2	>100	>100
Dovato	5	-	-	5	-	-	-	-	-	-	-	-

Epzicom/Kivexa	41	(35)	(33)	2	-	-	12	(50)	(50)	27	(27)	(24)
Selzentry	49	(16)	(16)	26	(7)	(11)	15	(17)	(17)	8	(33)	(25)
Other	26	(33)	(38)	7	(42)	(50)	7	(42)	(42)	12	(20)	(27)

Immuno- inflammation	272	27	21	237	24	17	22	29	29	13	>100	>100
	--------	--------	--------	--------	--------	--------	--------	--------	--------	--------	--------	--------
Benlysta	271	27	21	237	24	18	22	29	29	12	>100	83

Oncology	100	-	-	59	-	-	41	-	-	-	-	-
	--------	--------	--------	--------	--------	--------	--------	--------	--------	--------	--------	--------
Zejula	99	-	-	59	-	-	40	-	-	-	-	-

Established Pharmaceuticals	4,380	(6)	(7)	995	(17)	(22)	1,038	(8)	(8)	2,347	1	2
	--------	--------	--------	--------	--------	--------	--------	--------	--------	--------	--------	--------
Established Respiratory	1,996	(6)	(8)	710	(14)	(19)	426	(13)	(12)	860	6	5
Seretide/Advair	898	(22)	(23)	281	(43)	(45)	262	(17)	(17)	355	1	2
Flixotide/Flovent	272	(13)	(15)	143	(21)	(25)	48	-	-	81	(4)	(1)
Ventolin	481	37	34	287	81	70	62	(5)	(5)	132	5	8
Avamys/Veramyst	186	11	10	-	-	-	39	(7)	(7)	147	18	15
Other Respiratory	159	9	4	(1)	>(100)	>(100)	15	(6)	(6)	145	12	6

Dermatology	215	2	3	3	>100	>100	79	1	1	133	1	2
Augmentin	293	1	2	-	-	-	87	(5)	(5)	206	4	6
Avodart	284	2	1	2	(67)	(67)	109	(10)	(10)	173	14	12
Imigran/Imitrex	67	(1)	(3)	29	12	8	26	(13)	(13)	12	-	-
Lamictal	274	(12)	(14)	137	(10)	(15)	53	-	-	84	(19)	(20)
Seroxat/Paxil	80	(2)	(2)	-	-	-	18	(10)	(10)	62	-	-
Valtrex	52	(10)	(12)	6	(25)	(25)	14	(7)	(7)	32	(9)	(11)
Other	1,119	(8)	(8)	108	(41)	(45)	226	(2)	(2)	785	(2)	(1)
	--------	--------	--------	--------	--------	--------	--------	--------	--------	--------	--------	--------
Pharmaceuticals	8,465	3	1	3,472	1	(5)	2,037	1	1	2,956	6	6
	--------	--------	--------	--------	----------	--------	--------	---------	--------	--------	---------	--------

Vaccines turnover - three months ended 30 June 2019

Total	US	Europe	International

		Growth			Growth			Growth			Growth

	£m	£%	CER%	£m	£%	CER%	£m	£%	CER%	£m	£%	CER%
	--------	--------	--------	--------	--------	--------	--------	--------	--------	--------	--------	--------

Meningitis	235	28	26	100	30	25	87	14	12	48	55	61
	--------	--------	--------	--------	--------	--------	--------	--------	--------	--------	--------	--------
Bexsero	156	26	24	55	49	43	82	17	14	19	12	24
Menveo	62	27	22	45	12	7	4	-	-	13	>100	>100
Other	17	55	55	-	-	-	1	(50)	(50)	16	78	78

Influenza	17	-	6	2	>100	>100	(1)	>(100)	>(100)	16	(6)	-
	--------	--------	--------	--------	--------	--------	--------	--------	--------	--------	--------	--------
Fluarix, FluLaval	17	-	6	2	>100	>100	(1)	>(100)	>(100)	16	(6)	-

Shingles	386	>100	>100	351	>100	>100	14	>100	>100	21	23	23
	--------	--------	--------	--------	--------	--------	--------	--------	--------	--------	--------	--------
Shingrix	386	>100	>100	351	>100	>100	14	>100	>100	21	23	23

Established Vaccines	947	7	5	325	25	18	303	(4)	(4)	319	3	3
	--------	--------	--------	--------	--------	--------	--------	--------	--------	--------	--------	--------
Infanrix, Pediarix	195	31	28	83	69	59	67	(7)	(8)	45	61	64
Boostrix	144	19	15	71	16	10	43	(4)	(4)	30	>100	93

Hepatitis	224	7	3	130	9	4	71	18	18	23	(26)	(32)

Rotarix	116	10	9	25	47	35	27	8	8	64	2	2

Synflorix	107	7	6	-	-	-	15	25	17	92	5	5

Priorix, Priorix Tetra, Varilrix	50	(39)	(39)	-	-	-	24	(46)	(46)	26	(31)	(31)
Cervarix	28	75	75	-	-	-	6	(14)	(14)	22	>100	>100
Other	83	(18)	(18)	16	14	7	50	(1)	1	17	(54)	(54)
	--------	--------	--------	--------	--------	--------	--------	--------	--------	--------	--------	--------
Vaccines	1,585	26	23	778	60	52	403	3	2	404	8	8
	--------	--------	--------	--------	--------	--------	--------	--------	--------	--------	--------	--------

Vaccines turnover - six months ended 30 June 2019

Total	US	Europe	International

		Growth			Growth			Growth			Growth

	£m	£%	CER%	£m	£%	CER%	£m	£%	CER%	£m	£%	CER%
	--------	--------	--------	--------	--------	--------	--------	--------	--------	--------	--------	--------

Meningitis	444	22	22	171	30	23	170	(3)	(3)	103	81	95
	--------	--------	--------	--------	--------	--------	--------	--------	--------	--------	--------	--------
Bexsero	312	19	19	103	51	44	159	(2)	(2)	50	52	70
Menveo	95	10	8	68	6	-	8	(11)	(11)	19	46	62
Other	37	>100	>100	-	-	-	3	(25)	(25)	34	>100	>100

Influenza	32	23	27	2	>100	>100	-	-	-	30	15	19
	--------	--------	--------	--------	--------	--------	--------	--------	--------	--------	--------	--------
Fluarix, FluLaval	32	23	27	2	>100	>100	-	-	-	30	15	19

Shingles	743	>100	>100	679	>100	>100	19	>100	>100	45	80	80
	--------	--------	--------	--------	--------	--------	--------	--------	--------	--------	--------	--------
Shingrix	743	>100	>100	679	>100	>100	19	>100	>100	45	80	80

Established Vaccines	1,888	4	2	703	19	12	553	(9)	(8)	632	1	1
	--------	--------	--------	--------	--------	--------	--------	--------	--------	--------	--------	--------
Infanrix, Pediarix	378	6	4	186	20	13	114	(21)	(21)	78	42	44
Boostrix	267	21	18	132	23	16	80	(2)	(2)	55	72	75

Hepatitis	463	14	10	287	24	17	121	2	2	55	-	-

Rotarix	250	6	5	70	9	3	56	4	6	124	6	6

Synflorix	228	15	15	-	-	-	33	32	32	195	12	12

Priorix, Priorix Tetra, Varilrix	105	(34)	(34)	-	-	-	51	(40)	(40)	54	(28)	(27)
Cervarix	48	(29)	(29)	-	-	-	11	(8)	(8)	37	(34)	(34)
Other	149	(18)	(18)	28	(22)	(25)	87	4	6	34	(45)	(47)
	--------	--------	--------	--------	--------	--------	--------	--------	--------	--------	--------	--------
Vaccines	3,107	25	22	1,555	59	51	742	(5)	(5)	810	10	12
	--------	--------	--------	--------	--------	--------	--------	--------	--------	--------	--------	--------

Balance sheet

	30 June 2019 £m	30 June 2018 £m	31 December 2018 £m
ASSETS
Non-current assets
Property, plant and equipment	10,385	10,823	11,058
Right of use assets	1,023	-	-
Goodwill	7,026	5,778	5,789
Other intangible assets	20,134	17,294	17,202
Investments in associates and joint ventures	309	202	236
Other investments	1,380	1,067	1,322
Deferred tax assets	3,668	3,472	3,887
Derivative financial instruments	86	36	69
Other non-current assets	1,393	1,919	1,576

Total non-current assets	45,404	40,591	41,139

Current assets
Inventories	5,959	5,943	5,476
Current tax recoverable	186	252	229
Trade and other receivables	6,875	6,559	6,423
Derivative financial instruments	211	85	188
Liquid investments	84	81	84
Cash and cash equivalents	4,123	4,046	3,874
Assets held for sale	790	78	653

Total current assets	18,228	17,044	16,927

TOTAL ASSETS	63,632	57,635	58,066

LIABILITIES
Current liabilities
Short-term borrowings	(10,147)	(3,470)	(5,793)
Contingent consideration liabilities	(816)	(806)	(837)
Trade and other payables	(13,385)	(12,545)	(14,037)
Derivative financial instruments	(255)	(84)	(127)
Current tax payable	(502)	(771)	(965)
Short-term provisions	(674)	(522)	(732)

Total current liabilities	(25,779)	(18,198)	(22,491)

Non-current liabilities
Long-term borrowings	(23,313)	(24,592)	(20,271)
Corporation tax payable	(273)	(394)	(272)
Deferred tax liabilities	(1,233)	(1,214)	(1,156)
Pensions and other post-employment benefits	(3,352)	(3,210)	(3,125)
Other provisions	(625)	(658)	(691)
Derivative financial instruments	-	-	(1)
Contingent consideration liabilities	(5,212)	(5,364)	(5,449)
Other non-current liabilities	(878)	(982)	(938)

Total non-current liabilities	(34,886)	(36,414)	(31,903)

TOTAL LIABILITIES	(60,665)	(54,612)	(54,394)

NET ASSETS	2,967	3,023	3,672

EQUITY
Share capital	1,345	1,343	1,345
Share premium account	3,157	3,042	3,091
Retained earnings	(2,804)	(2,680)	(2,137)
Other reserves	1,916	1,974	2,061

Shareholders' equity	3,614	3,679	4,360

Non-controlling interests	(647)	(656)	(688)

TOTAL EQUITY	2,967	3,023	3,672

Statement of changes in equity

	Share capital £m	Share premium £m	Retained earnings £m	Other reserves £m	Share- holder's equity £m	Non- controlling interests £m	Total equity £m
	------------	------------	------------	------------	------------	------------	------------

As previously reported	1,345	3,091	(2,137)	2,061	4,360	(688)	3,672
Implementation of IFRS 16	-	-	(93)	-	(93)	-	(93)
	------------	------------	------------	------------	------------	------------	------------
At 1 January 2019, as adjusted	1,345	3,091	(2,230)	2,061	4,267	(688)	3,579
Profit for the period			1,794		1,794	241	2,035
Other comprehensive expense for the period			(519)	(55)	(574)	(10)	(584)
			------------	------------	------------	------------	------------
Total comprehensive income/(expense) for the period			1,275	(55)	1,220	231	1,451
			------------	------------	------------	------------	------------
Distributions to non-controlling interests						(196)	(196)
Changes to non-controlling interests						6	6
Dividends to shareholders			(2,072)		(2,072)		(2,072)
Shares issued	-	33			33		33
Realised after tax profits on disposal of equity investments	-		6	(6)	-		-
Shares acquired by ESOP Trusts		33	295	(328)	-		-
Write-down on shares held by ESOP Trusts			(244)	244	-		-
Share-based incentive plans			166	-	166		166
	------------	------------	------------	------------	------------	------------	------------
At 30 June 2019	1,345	3,157	(2,804)	1,916	3,614	(647)	2,967
	------------	------------	------------	------------	------------	------------	------------

As previously reported	1,343	3,019	(6,477)	2,047	(68)	3,557	3,489
Implementation of IFRS 15			(4)		(4)		(4)
Implementation of IFRS 9			277	(288)	(11)		(11)
	------------	------------	------------	------------	------------	------------	------------
At 1 January 2018, as adjusted	1,343	3,019	(6,204)	1,759	(83)	3,557	3,474
Profit for the period			990		990	244	1,234
Other comprehensive income/(expense) for the period			377	145	522	(8)	514
			------------	------------	------------	------------	------------
Total comprehensive income for the period			1,367	145	1,512	236	1,748
			------------	------------	------------	------------	------------
Distributions to non-controlling interests						(350)	(350)
Changes in non-controlling interests						(2)	(2)
Contributions from non-controlling interests						21	21
Derecognition of non-controlling interests in Consumer Healthcare Joint Venture			4,118		4,118	(4,118)	-
Dividends to shareholders			(2,059)		(2,059)		(2,059)
Shares issued	-	23			23		23
Realised profits on disposal of equity investments			65	(65)	-		-
Write-down on shares held by ESOP Trusts			(135)	135	-		-
Share-based incentive plans			168		168		168
	------------	------------	------------	------------	------------	------------	------------
At 30 June 2018	1,343	3,042	(2,680)	1,974	3,679	(656)	3,023
	------------	------------	------------	------------	------------	------------	------------

Cash flow statement - six months ended 30 June 2019

	H1 2019 £m	H1 2018 £m

Profit after tax	2,035	1,234
Tax on profits	524	487
Share of after tax profits of associates and joint ventures	(53)	(11)
Net finance expense	406	309
Depreciation, amortisation and other adjusting items	1,959	673
Increase in working capital	(990)	(1,123)
Contingent consideration paid	(392)	(605)
(Decrease)/increase in other net liabilities (excluding contingent consideration paid)	(603)	2,063

Cash generated from operations	2,886	3,027
Taxation paid	(834)	(802)

Net cash inflow from operating activities	2,052	2,225

Cash flow from investing activities
Purchase of property, plant and equipment	(501)	(541)
Proceeds from sale of property, plant and equipment	70	22
Purchase of intangible assets	(438)	(189)
Proceeds from sale of intangible assets	12	23
Purchase of equity investments	(49)	(37)
Proceeds from sale of equity investments	39	78
Purchase of businesses, net of cash acquired	(3,641)	-
Contingent consideration paid	(51)	(97)
Disposal of businesses	12	29
Investment in associates and joint ventures	(5)	(4)
Interest received	36	44
Dividends from associates and joint ventures	-	39

Net cash outflow from investing activities	(4,516)	(633)

Cash flow from financing activities
Issue of share capital	33	23
Increase in short-term loans	7,255	448
Increase in long-term loans	2,603	10,048
Repayment of short-term loans	(4,246)	-
Net repayment of obligations under lease liabilities	(104)	(12)
Purchase of non-controlling interests	-	(9,301)
Interest paid	(449)	(376)
Dividends paid to shareholders	(2,072)	(2,059)
Distributions to non-controlling interests	(196)	(350)
Contributions from non-controlling interests	-	21
Other financing items	(55)	85

Net cash inflow/(outflow) from financing activities	2,769	(1,473)

Increase in cash and bank overdrafts in the period	305	119

Cash and bank overdrafts at beginning of the period	4,087	3,600
Exchange adjustments	14	(34)
Increase in cash and bank overdrafts	305	119

Cash and bank overdrafts at end of the period	4,406	3,685

Cash and bank overdrafts at end of the period comprise:
Cash and cash equivalents	4,123	4,046
Cash and cash equivalents reported in assets held for sale	532	-

	4,655	4,046
Overdrafts	(249)	(361)

	4,406	3,685

Segment information

Operating segments are reported based on the financial information provided to the Chief Executive Officer and the responsibilities of the Corporate Executive Team (CET).  GSK reports results under four segments: Pharmaceuticals; Pharmaceuticals R&D; Vaccines and Consumer Healthcare, and individual members of the CET are responsible for each segment.

The Pharmaceuticals R&D segment is the responsibility of the President, Pharmaceuticals R&D and is reported as a separate segment.  The operating profit of this segment excludes the ViiV Healthcare operating profit (including R&D expenditure) that is reported within the Pharmaceuticals segment.

The Group's management reporting process allocates intra-Group profit on a product sale to the market in which that sale is recorded, and the profit analyses below have been presented on that basis.

Turnover by segment

	Q2 2019 £m	Q2 2018 £m	Growth £%	Growth CER%

Pharmaceuticals	4,307	4,229	2	(1)
Vaccines	1,585	1,253	26	23
Consumer Healthcare	1,917	1,828	5	4

Total turnover	7,809	7,310	7	5

Operating profit by segment

	Q2 2019 £m	Q2 2018 £m	Growth £%	Growth CER%

Pharmaceuticals	2,075	2,111	(2)	(5)
Pharmaceuticals R&D	(819)	(619)	32	28

Pharmaceuticals including R&D	1,256	1,492	(16)	(19)
Vaccines	612	357	71	64
Consumer Healthcare	391	352	11	8

Segment profit	2,259	2,201	3	(1)
Corporate and other unallocated costs	(88)	(99)

Adjusted operating profit	2,171	2,102	3	(1)
Adjusting items	(687)	(1,323)

Total operating profit	1,484	779	90	80

Finance income	21	27
Finance costs	(237)	(194)
Share of after tax (losses)/profits of associates and joint ventures	(4)	2

Profit before taxation	1,264	614	>100	94

Turnover by segment

	H1 2019 £m	H1 2018 £m	Growth £%	Growth CER%

Pharmaceuticals	8,465	8,238	3	1
Vaccines	3,107	2,491	25	22
Consumer Healthcare	3,898	3,803	2	2

Total turnover	15,470	14,532	6	5

Operating profit by segment

	H1 2019 £m	H1 2018 £m	Growth £%	Growth CER%

Pharmaceuticals	4,043	4,052	-	(3)
Pharmaceuticals R&D	(1,549)	(1,231)	26	21

Pharmaceuticals including R&D	2,494	2,821	(12)	(14)
Vaccines	1,226	696	76	67
Consumer Healthcare	821	736	12	10

Segment profit	4,541	4,253	7	3
Corporate and other unallocated costs	(207)	(228)

Adjusted operating profit	4,334	4,025	8	4
Adjusting items	(1,422)	(2,006)

Total operating profit	2,912	2,019	44	37

Finance income	55	47
Finance costs	(461)	(356)
Share of after tax profits of associates and joint ventures	53	11

Profit before taxation	2,559	1,721	49	41

Legal matters

The Group is involved in significant legal and administrative proceedings, principally product liability, intellectual property, tax, anti-trust and governmental investigations as well as related private litigation, which are more fully described in the 'Legal Proceedings' note in the Annual Report 2018.

At 30 June 2019, the Group's aggregate provision for legal and other disputes (not including tax matters described on page 32) was £0.3 billion (31 December 2018: £0.2 billion).  The Group may become involved in significant legal proceedings in respect of which it is not possible to make a reliable estimate of the expected financial effect, if any, that could result from ultimate resolution of the proceedings.  In these cases, the Group would provide appropriate disclosures about such cases, but no provision would be made.

The ultimate liability for legal claims may vary from the amounts provided and is dependent upon the outcome of litigation proceedings, investigations and possible settlement negotiations.  The Group's position could change over time, and, therefore, there can be no assurance that any losses that result from the outcome of any legal proceedings will not exceed by a material amount the amount of the provisions reported in the Group's financial accounts.

There have been no significant legal developments since the date of the Annual Report 2018.

Additional information

Accounting policies and basis of preparation
This unaudited Results Announcement contains condensed financial information for the three and six monthsended 30 June 2019, is prepared in accordance with the Disclosure and Transparency Rules (DTR) of the Financial Conduct Authority and IAS 34 'Interim financial reporting' and should be read in conjunction with the Annual Report 2018, which was prepared in accordance with International Financial Reporting Standards as adopted by the European Union.  This Results Announcement has been prepared applying consistent accounting policies to those applied by the Group in the Annual Report 2018, except for the implementation of IFRS 16 'Leases' from 1 January 2019.

IFRS 16 'Leases' was implemented by the Group from 1 January 2019.  The new standard replaces IAS 17 'Leases' and requires lease liabilities and right of use assets to be recognised on the balance sheet for almost all leases.  GSK has applied the modified transition approach on adoption with no restatement of comparative information.  The adjustment made on the transition date of 1 January 2019 to each balance sheet line item is as follows:

	31 December 2018 as previously reported £m	IFRS 16 adjustments £m	1 January 2019 as adjusted £m

Property, plant and equipment	11,058	(98)	10,960
Right of use assets	-	1,071	1,071
Other non-current assets	1,576	(11)	1,565
Trade and other receivables	6,423	3	6,426
Deferred tax assets	3,887	39	3,926
Short-term borrowings	(5,793)	(229)	(6,022)
Long-term borrowings	(20,271)	(1,074)	(21,345)
Trade and other payables	(14,037)	10	(14,027)
Current and non-current provisions	(1,423)	35	(1,388)
Other non-current liabilities	(938)	160	(778)
Deferred tax liabilities	(1,156)	1	(1,155)

Total effect on net assets	3,672	(93)	3,579

Retained earnings	(2,137)	(93)	(2,230)

Total effect on equity	3,672	(93)	3,579

The new Standard has not had a material impact on the Group's Income statement or Cash flow statement.

The Group assesses whether a contract is or contains a lease at inception of the contract. The Group recognises a right of use asset and a corresponding lease liability with respect to all lease arrangements in which it is the lessee, except for short-term leases (defined as leases with a lease term of 12 months or less) and leases of low value assets. For these leases, the Group recognises the lease payments as an operating expense on a straight-line basis over the term of the lease. The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date. The discount rate applied is the rate implicit in the lease. If this rate cannot be readily determined, the Group uses its incremental borrowing rate.

The lease liability is subsequently measured by increasing the carrying amount to reflect interest on the lease liability (using the effective interest method) and by reducing the carrying amount to reflect the lease payments made.

The right of use assets primarily comprise property and reflect the initial measurement of the corresponding lease liability, lease payments made at or before the commencement day and any initial direct costs. They are subsequently measured at cost less accumulated depreciation and impairment losses.

This Results Announcement does not constitute statutory accounts of the Group within the meaning of sections 434(3) and 435(3) of the Companies Act 2006.  The full Group accounts for 2018 were published in the Annual Report 2018, which has been delivered to the Registrar of Companies and on which the report of the independent auditors was unqualified and did not contain a statement under section 498 of the Companies Act 2006.

Exchange rates
GSK operates in many countries, and earns revenues and incurs costs in many currencies.  The results of the Group, as reported in Sterling, are affected by movements in exchange rates between Sterling and other currencies.  Average exchange rates, as modified by specific transaction rates for large transactions, prevailing during the period, are used to translate the results and cash flows of overseas subsidiaries, associates and joint ventures into Sterling.  Period-end rates are used to translate the net assets of those entities.  The currencies which most influenced these translations and the relevant exchange rates were:

	Q2 2019	Q2 2018	H1 2019	H1 2018	2018

Average rates:
US$/£	1.28	1.35	1.29	1.37	1.33
Euro/£	1.14	1.15	1.14	1.14	1.13
Yen/£	140	147	142	149	147

Period-end rates:
US$/£	1.27	1.32	1.27	1.32	1.27
Euro/£	1.12	1.13	1.12	1.13	1.11
Yen/£	137	146	137	146	140

During Q2 2019 average Sterling exchange rates were weaker against the US Dollar, the Euro and Yen compared with the same period in 2018.  During the six months ended 30 June 2019, average Sterling exchange rates were weaker against the US Dollar and the Yen and flat against the Euro.  Period-end Sterling exchange rates were weaker against the US Dollar, the Euro and Yen compared with the 2018 period-end rates.

Net assets
The book value of net assets decreased by £705 million from £3,672 million at 31 December 2018 to £2,967 million at 30 June 2019.  This primarily reflected the re-measurement losses on defined benefit plans during the period.

The carrying value of investments in associates and joint ventures at 30 June 2019 was £309 million (31 December 2018: £236 million), with a market value of £447 million (31 December 2018: £487 million).

At 30 June 2019, the net deficit on the Group's pension plans was £1,450 million compared with £995 million at 31 December 2018.  The increase in the net deficit primarily arose from decreases in the rates used to discount UK pension liabilities from 2.9% to 2.3%, and US pension liabilities from 4.2% to 3.4%, partly offset by higher UK assets.

The estimated present value of the potential redemption amount of the Pfizer put option related to ViiV Healthcare, recorded in Other payables in Current liabilities, was £1,168 million (31 December 2018: £1,240 million).

Contingent consideration amounted to £6,028 million at 30 June 2019 (31 December 2018: £6,286 million), of which £5,664 million (31 December 2018: £5,937 million) represented the estimated present value of amounts payable to Shionogi relating to ViiV Healthcare and £300 million (31 December 2018: £296 million) represented the estimated present value of contingent consideration payable to Novartis related to the Vaccines acquisition.

Of the contingent consideration payable (on a post-tax basis) to Shionogi at 30 June 2019, £784 million (31 December 2018: £815 million) is expected to be paid within one year.

Movements in contingent consideration are as follows:

H1 2019	ViiV Healthcare £m	Group £m

Contingent consideration at beginning of the period	5,937	6,286
Re-measurement through income statement	166	185
Cash payments: operating cash flows	(390)	(392)
Cash payments: investing activities	(49)	(51)

Contingent consideration at end of the period	5,664	6,028

H1 2018	ViiV Healthcare £m	Group £m

Contingent consideration at beginning of the period	5,542	6,172
Re-measurement through income statement	713	700
Cash payments: operating cash flows	(332)	(605)
Cash payments: investing activities	(44)	(97)

Contingent consideration at end of the period	5,879	6,170

Contingent liabilities
There were contingent liabilities at 30 June 2019 in respect of guarantees and indemnities entered into as part of the ordinary course of the Group's business.  No material losses are expected to arise from such contingent liabilities.  Provision is made for the outcome of legal and tax disputes where it is both probable that the Group will suffer an outflow of funds and it is possible to make a reliable estimate of that outflow.  Descriptions of the significant legal disputes to which the Group is a party are set out on page 52.

Business acquisition
On 22 January 2019, GSK acquired 100% of Tesaro, an oncology focused biopharmaceutical company, for cash consideration of $5.0 billion (£3.9 billion) in order to strengthen the Group's pharmaceutical pipeline.

The fair value of intangible assets acquired was approximately £3.1 billion, including Zejula at £2.2 billion.  Net debt of £0.2 billion was assumed.  Goodwill of £1.2 billion, none of which is expected to be tax-deductible, and a deferred tax liability of £0.3 billion were also recognised.  Other assets and liabilities acquired amounted to a net asset of £0.1 billion.  These valuations are provisional and may be subject to change. Since 22 January 2019, sales of £0.1 billion arising from the Tesaro business have been included in Group turnover, and losses of approximately £0.2 billion have been included in Group profit.

Financial instruments fair value disclosures
Certain of the Group's financial instruments are measured at fair value.  The following tables categorise these financial assets and liabilities by the valuation methodology applied in determining their fair value.  Where possible, quoted prices in active markets are used (Level 1).  Where such prices are not available, the asset or liability is classified as Level 2, provided all significant inputs to the valuation model used are based on observable market data.  If one or more of the significant inputs to the valuation model is not based on observable market data, the instrument is classified as Level 3.

At 30 June 2019	Level 1 £m	Level 2 £m	Level 3 £m	Total £m

Financial assets at fair value
Financial assets at fair value through other comprehensive income (FVTOCI):	762	-	556	1,318
Other investments designated at FVTOCI	-	1,568	-	1,568
Trade and other receivables
Financial assets mandatorily at fair value through profit or loss (FVTPL):
Other investments	-	-	62	62
Other non-current assets	-	742	40	782
Trade and other receivables	-	63	4	67
Derivatives designated and effective as hedging instruments	-	84	-	84
Held for trading derivatives that are not in a designated and effective hedging relationship	-	208	5	213
Cash and cash equivalents	2,476	-	-	2,476

	3,238	2,665	667	6,570

Financial liabilities at fair value
Financial liabilities mandatorily at fair value through profit or loss (FVTPL):
Contingent consideration liabilities	-	-	(6,028)	(6,028)
Derivatives designated and effective as hedging instruments.	-	(175)	-	(175)
Held for trading derivatives that are not in a designated and effective hedging relationship	-	(80)	-	(80)

	-	(255)	(6,028)	(6,283)

At 31 December 2018	Level 1 £m	Level 2 £m	Level 3 £m	Total £m

Financial assets at fair value
Financial assets at fair value through other comprehensive income (FVTOCI):
Other investments designated at FVTOCI	656	-	594	1,250
Trade and other receivables	-	1,687	-	1,687
Financial assets mandatorily measured at fair value through profit or loss (FVTPL):
Other investments	-	-	72	72
Other non-current assets	-	675	41	716
Trade and other receivables	-	79	41	120
Derivatives designated and effective as hedging instruments	-	69	-	69
Held for trading derivatives that are not in a designated and effective hedging relationship	-	182	6	188
Cash and cash equivalents	2,021	-	-	2,021

	2,677	2,692	754	6,123

At 31 December 2018	Level 1 £m	Level 2 £m	Level 3 £m	Total £m

Financial liabilities at fair value
Financial liabilities mandatorily at fair value through profit or loss (FVTPL):
Contingent consideration liabilities	-	-	(6,286)	(6,286)
Derivatives designated and effective as hedging instruments	-	(105)	-	(105)
Held for trading derivatives that are not in a designated and effective hedging relationship	-	(23)	-	(23)

	-	(128)	(6,286)	(6,414)

Movements in the six months to 30 June 2019 and the six months to 30 June 2018 for financial instruments measured using Level 3 valuation methods are presented below:

	Financial assets £m	Financial liabilities £m

At 1 January 2019	754	(6,286)
Gains/(losses) recognised in the income statement	(13)	(185)
Gains recognised in other comprehensive income	(40)	-
Additions	53	-
Disposals	(15)	-
Payments in the period	(42)	443
Transfers from Level 3	(37)	-
Exchange	7	-

At 30 June 2019	667	(6,028)

At 1 January 2018	516	(6,173)
Losses recognised in the income statement	8	(700)
Gains recognised in other comprehensive income	3	-
Additions	99	-
Disposals	(8)	-
Payments in the period	(43)	702
Transfers from Level 3	(28)	-
Exchange	10	-

At 30 June 2018	557	(6,171)

Net losses of £198 million (H1 2018: net losses of £692 million) were reported in other operating income and net losses of £43 million (H1 2018: net losses of £1 million) were reported in other comprehensive income attributable to Level 3 financial instruments held at the end of the period.

At 30 June 2019, financial liabilities measured using Level 3 valuation methods included £5,664 million of contingent consideration for the acquisition in 2012 of the former Shionogi-ViiV Healthcare joint venture.  Financial liabilities also included £300 million of contingent consideration for the acquisition of the Novartis Vaccines business in 2015.  Contingent consideration is expected to be paid over a number of years and will vary in line with the future performance of specified products, the achievement of certain milestone targets and movements in certain foreign currencies.  The financial liabilities are measured at the present value of expected future cash flows, the most significant inputs to the valuation models being future sales forecasts, the discount rate, the Sterling/US Dollar exchange rate and the probability of success in achieving milestone targets.

The table below shows, on an indicative basis, the income statement and balance sheet sensitivity to reasonably possible changes in key inputs to the valuation of the largest contingent consideration liabilities.

	Shionogi- ViiV Healthcare	Novartis Vaccines
Increase/(decrease) in financial liability	£m	£m

10% increase in sales forecasts	567	64
10% decrease in sales forecasts	(567)	(64)
1% (100 basis points) increase in discount rate	(223)	(21)
1% (100 basis points) decrease in discount rate	240	25
5% increase in probability of milestone success		7
5% decrease in probability of milestone success		(7)
5 cent appreciation of US Dollar	172	(7)
5 cent depreciation of US Dollar	(159)	6
10 cent appreciation of US Dollar	360	(14)
10 cent depreciation of US Dollar	(306)	12
5 cent appreciation of Euro	57	14
5 cent depreciation of Euro	(52)	(13)
10 cent appreciation of Euro	118	30
10 cent depreciation of Euro	(97)	(25)

The Group transfers financial instruments between different levels in the fair value hierarchy when, as a result of an event or change in circumstances, the valuation methodology applied in determining their fair values alters in such a way that it meets the definition of a different level.  There were no transfers between the Level 1 and Level 2 fair value measurement categories in the period.  Transfers from Level 3 relate to equity investments in companies which were listed on stock exchanges during the period.

The following methods and assumptions were used to measure the fair value of the significant financial instruments carried at fair value on the balance sheet:

●	Cash and cash equivalents carried at fair value - based on net asset value of the funds

●
Other investments - equity investments traded in an active market determined by reference to the relevant stock exchange quoted bid price; other equity investments determined by reference to the current market value of similar instruments or by reference to the discounted cash flows of the underlying net assets

●	Contingent consideration for business acquisitions and divestments - based on present values of expected future cash flows

●
Interest rate swaps, foreign exchange forward contracts, swaps and options - based on the present value of contractual cash flows or option valuation models using market-sourced data (exchange rates or interest rates) at the balance sheet date

●	Company-owned life insurance policies - based on cash surrender value

●	Trade receivables carried at fair value - based on invoiced amount.

There are no material differences between the carrying value of the Group's other financial assets and liabilities and their estimated fair values, with the exception of bonds, for which the carrying values and fair values are set out in the table below:

	30 June 2019		31 December 2018

	Carrying value £m	Fair value £m	Carrying value £m	Fair value £m

Bonds in a designated hedging relationship	(8,849)	(9,318)	(8,213)	(8,279)
Other bonds	(15,383)	(18,501)	(13,307)	(15,475)

	(24,232)	(27,819)	(21,520)	(23,754)

The following methods and assumptions are used to estimate the fair values of financial assets and liabilities which are not measured at fair value on the balance sheet:

●	Liquid investments - approximates to the carrying amount

●	Cash and cash equivalents carried at amortised cost - approximates to the carrying amount

●	Short-term loans, overdrafts and commercial paper - approximates to the carrying amount because of the short maturity of these instruments

●
Long-term loans - based on quoted market prices in the case of European and US Medium term notes and other fixed rate borrowings (a Level 1 fair value measurement); approximates to the carrying amount in the case of floating rate bank loans and other loans

●	Receivables and payables, including put options, carried at amortised cost - approximates to the carrying amount

●	Lease obligations - approximates to the carrying amount.

Put option
Other payables in Current liabilities includes the present value of the expected redemption amount of the Pfizer put option over its non-controlling interest in ViiV Healthcare of £1,168 million.  Forecast exchange rates are consistent with market rates at 30 June 2019.  This includes a number of assumptions around future sales and profit forecasts, multiples and forecast exchange rates.  The forecast exchange rates used are consistent with market rates at 30 June 2019.

The table below shows on an indicative basis the income statement and balance sheet sensitivity to reasonably possible changes in the key inputs to the measurement of these liabilities.

Increase/(decrease) in financial liability	ViiV Healthcare put option £m

10% increase in sales forecasts	148
10% decrease in sales forecasts	(148)
1% (100 basis points) increase in discount rate	(54)
1% (100 basis points) decrease in discount rate	58

Reconciliation of cash flow to movements in net debt

	H1 2019 £m	H1 2018 £m

Net debt, as previously reported	(21,621)	(13,178)
Implementation of IFRS 16	(1,303)	-

Net debt at beginning of the period, as adjusted	(22,924)	(13,178)

Increase in cash and bank overdrafts	305	119
Net increase in short-term loans	(3,009)	(448)
Increase in long-term loans	(2,603)	(10,048)
Net repayment of obligations under lease liabilities	104	12
Debt of subsidiary undertakings acquired	(482)	-
Exchange adjustments	(86)	(398)
Other non-cash movements	(26)	6

Increase in net debt	(5,797)	(10,757)

Net debt at end of the period	(28,721)	(23,935)

Net debt analysis

	30 June 2019 £m	30 June 2018 £m	31 December 2018 £m

Liquid investments	84	81	84
Cash and cash equivalents	4,123	4,046	3,874
Cash and cash equivalents reported in assets held for sale	532	-	485
Short-term borrowings	(10,147)	(3,470)	(5,793)
Long-term borrowings	(23,313)	(24,592)	(20,271)

Net debt at end of the period	(28,721)	(23,935)	(21,621)

Free cash flow reconciliation

	Q2 2019 £m	H1 2019 £m	H1 2018 £m

Net cash inflow from operating activities	1,389	2,052	2,225
Purchase of property, plant and equipment	(279)	(501)	(541)
Proceeds from sale of property, plant and equipment	63	70	22
Purchase of intangible assets	(356)	(438)	(189)
Proceeds from disposals of intangible assets	4	12	23
Net finance costs	(319)	(413)	(332)
Dividends from joint ventures and associates	-	-	39
Contingent consideration paid (reported in investing activities)	(28)	(51)	(97)
Distributions to non-controlling interests	(104)	(196)	(350)
Contributions from non-controlling interests	-	-	21

Free cash flow	370	535	821

Principal risks and uncertainties
The principal risks and uncertainties affecting the Group are those described under the headings below.  These are detailed in the 'Principal risks and uncertainties' section of the Annual Report 2018.

Patient safety	Failure to appropriately collect, review, follow up, or report human safety information, including adverse events from all potential sources, and to act on any relevant findings in a timely manner.

Product quality
Failure to comply with current Good Manufacturing Practices or inadequate controls and governance of quality in the supply chain covering supplier standards, manufacturing and distribution of products.

Financial controls and reporting
Failure to comply with current tax laws or incurring significant losses due to treasury activities; failure to report accurate financial information in compliance with accounting standards and applicable legislation.

Anti-Bribery and Corruption (ABAC)	Failure of GSK employees, consultants and third parties to comply with our ABAC principles and standards, as well as with all applicable legislation.

Commercial practices
Failure to engage in commercial activities that are consistent with the letter and spirit of the law, industry or the Group's requirements relating to marketing and communications about our medicines and associated therapeutic areas; appropriate interactions with healthcare professionals and patients, and legitimate and transparent transfer of value.

Privacy	The failure to collect, secure, use and destroy personal information in accordance with applicable data privacy laws.

Research practices
Failure to adequately conduct ethical and sound pre-clinical and clinical research.  In addition, failure to engage in scientific activities that are consistent with the letter and spirit of the law, industry, or the Group's requirements and failure to secure adequate patent protection for the Group's products.

Third party oversight risk	Failure to maintain adequate governance and oversight over third party relationships and failure of third parties to meet their contractual, regulatory, confidentiality or other obligations.

Environment, health & safety and sustainability (EHSS)	Failure to manage EHSS risks in line with the Group's objectives, policies and relevant laws and regulations.

Information protection
The risk to the Group's business activities if information becomes disclosed to those not authorised to see it, or if information or systems fail to be available or are corrupted, typically because of cybersecurity threats, although accident or malicious insider-action may be contributory causes.

Supply continuity
Failure to deliver a continuous supply of compliant finished product; inability to respond effectively to a crisis incident in a timely manner to recover and sustain critical operations, including key supply chains.

Reporting definitions

Total and Adjusted results
Total reported results represent the Group's overall performance.

GSK also uses a number of adjusted, non-IFRS, measures to report the performance of its business.  Adjusted results and other non-IFRS measures may be considered in addition to, but not as a substitute for or superior to, information presented in accordance with IFRS.  Adjusted results are defined on page 9 and other non-IFRS measures are defined below.

Free cash flow
Free cash flow is defined as the net cash inflow from operating activities less capital expenditure on property, plant and equipment and intangible assets, contingent consideration payments, net interest, and dividends paid to non-controlling interests plus proceeds from the sale of property, plant and equipment and intangible assets, and dividends received from joint ventures and associates.  It is used by management for planning and reporting purposes and in discussions with and presentations to investment analysts and rating agencies.  Free cash flow growth is calculated on a reported basis.  A reconciliation of net cash inflow from operations to free cash flow is set out on page 59.

Free cash flow conversion
Free cash flow conversion is free cash flow as a percentage of earnings.

Working capital
Working capital represents inventory and trade receivables less trade payables.

CER and AER growth
In order to illustrate underlying performance, it is the Group's practice to discuss its results in terms of constant exchange rate (CER) growth.  This represents growth calculated as if the exchange rates used to determine the results of overseas companies in Sterling had remained unchanged from those used in the comparative period.  CER% represents growth at constant exchange rates.  £% or AER% represents growth at actual exchange rates.

Brand names and partner acknowledgements
Brand names appearing in italics throughout this document are trademarks of GSK or associated companies or used under licence by the Group.  Gardasil is a trademark of Merck Sharp & Dohme Corp.

Outlook, assumptions and cautionary statements

2016-2020 outlook
In May 2015, GSK announced that it expected Group sales to grow at CER at a low-to-mid single digits percentage CAGR and Adjusted EPS to grow at CER at a mid-to-high single digit percentage CAGR for the period 2016-2020.  On 3 December 2018, GSK announced that it continued to expect to deliver on its previously published Group outlooks to 2020, but, following the acquisition of Tesaro, expected Adjusted EPS growth at CER for the period 2016-2020 to be at the bottom end of the mid-to-high single digit percentage CAGR range.  These outlooks are based on 2015 exchange rates.

Assumptions related to 2019 guidance and 2016-2020 outlook
In outlining the expectations for 2019 and the five-year period 2016-2020, the Group has made certain assumptions about the healthcare sector, the different markets in which the Group operates and the delivery of revenues and financial benefits from its current portfolio, pipeline and restructuring programmes.

For the Group specifically, over the period to 2020, GSK expects further declines in sales of Seretide/Advair.  The introduction of a generic alternative to Advair in the US has been factored into the Group's assessment of its future performance.  The Group assumes no premature loss of exclusivity for other key products over the period.

The assumptions for the Group's revenue, earnings and dividend expectations assume no material interruptions to supply of the Group's products, no material mergers, acquisitions or disposals, except for the acquisition of Tesaro, the proposed divestment of Horlicks and other Consumer Healthcare products to Unilever and the proposed formation of a new Consumer Healthcare Joint Venture with Pfizer, all announced in December 2018, no material litigation or investigation costs for the Company (save for those that are already recognised or for which provisions have been made), no share repurchases by the Company, and no change in the Group's shareholdings in ViiV Healthcare.  The assumptions also assume no material changes in the macro-economic and healthcare environment.  The 2019 guidance and 2016-2020 outlook have factored in all divestments and product exits since 2015, including the divestment and exit of more than 130 non-core tail brands (£0.5 billion in annual sales) as announced on 26 July 2017 and the product divestments planned in connection with the proposed Consumer Healthcare transaction with Pfizer.

The Group's expectations assume successful delivery of the Group's integration and restructuring plans over the period 2016-2020, including the extension and enhancement to the combined programme announced on 26 July 2017 as well as the new major restructuring plan announced on 25 July 2018.  They also assume that the proposed Consumer Healthcare nutrition disposal closes by the end of 2019 and the proposed Consumer Healthcare Joint Venture with Pfizer closes during H2 2019 and that the integration and investment programmes following the Tesaro acquisition and the proposed Consumer Healthcare Joint Venture with Pfizer over this period are delivered successfully.  Material costs for investment in new product launches and R&D have been factored into the expectations given.  Given the potential development options in the Group's pipeline, the outlook may be affected by additional data-driven R&D investment decisions.  The expectations are given on a constant currency basis (2016-2020 outlook at 2015 CER).

Subject to material changes in the product mix, the Group's medium-term effective tax rate is expected to be around 19% of Adjusted profits.  This incorporates management's best estimates of the impact of US tax reform on the Group based on the information currently available.

Assumptions and cautionary statement regarding forward-looking statements
The Group's management believes that the assumptions outlined above are reasonable, and that the aspirational targets described in this report are achievable based on those assumptions.  However, given the longer term nature of these expectations and targets, they are subject to greater uncertainty, including potential material impacts if the above assumptions are not realised, and other material impacts related to foreign exchange fluctuations, macro-economic activity, changes in regulation, government actions or intellectual property protection, actions by our competitors, and other risks inherent to the industries in which we operate.

This document contains statements that are, or may be deemed to be, "forward-looking statements".  Forward-looking statements give the Group's current expectations or forecasts of future events.  An investor can identify these statements by the fact that they do not relate strictly to historical or current facts.  They use words such as 'anticipate', 'estimate', 'expect', 'intend', 'will', 'project', 'plan', 'believe', 'target' and other words and terms of similar meaning in connection with any discussion of future operating or financial performance.  In particular, these include statements relating to future actions, prospective products or product approvals, future performance or results of current and anticipated products, sales efforts, expenses, the outcome of contingencies such as legal proceedings, dividend payments and financial results.  Other than in accordance with its legal or regulatory obligations (including under the Market Abuse Regulation, the UK Listing Rules and the Disclosure and Transparency Rules of the Financial Conduct Authority), the Group undertakes no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.  The reader should, however, consult any additional disclosures that the Group may make in any documents which it publishes and/or files with the SEC.  All readers, wherever located, should take note of these disclosures.  Accordingly, no assurance can be given that any particular expectation will be met and investors are cautioned not to place undue reliance on the forward-looking statements.

Forward-looking statements are subject to assumptions, inherent risks and uncertainties, many of which relate to factors that are beyond the Group's control or precise estimate.  The Group cautions investors that a number of important factors, including those in this document, could cause actual results to differ materially from those expressed or implied in any forward-looking statement.  Such factors include, but are not limited to, those discussed under Item 3.D 'Risk Factors' in the Group's Annual Report on Form 20-F for 2018.  Any forward looking statements made by or on behalf of the Group speak only as of the date they are made and are based upon the knowledge and information available to the Directors on the date of this report.

Directors' responsibility statement

The Board of Directors approved this Half-yearly Financial Report on 24 July 2019.

The Directors confirm that to the best of their knowledge the unaudited condensed financial information has been prepared in accordance with IAS 34 as adopted by the European Union and that the interim management report includes a fair review of the information required by DTR 4.2.7 and DTR 4.2.8.

After making enquiries, the Directors considered it appropriate to adopt the going concern basis in preparing this Half-yearly Financial Report.

The Directors of GlaxoSmithKline plc are as follows:

Philip Hampton	Non-Executive Chairman, Nominations Committee Chair
Emma Walmsley	Chief Executive Officer (Executive Director)
Iain Mackay	Chief Financial Officer (Executive Director)
Hal Barron	Chief Scientific Officer and President, R&D (Executive Director)
Vindi Banga	Senior Independent Non-Executive Director
Vivienne Cox	Independent Non-Executive Director
Lynn Elsenhans	Independent Non-Executive Director, Corporate Responsibility Committee Chair
Laurie Glimcher	Independent Non-Executive Director
Jesse Goodman	Independent Non-Executive Director, Science Committee Chair
Judy Lewent	Independent Non-Executive Director, Audit & Risk Committee Chair
Urs Rohner	Independent Non-Executive Director, Remuneration Committee Chair

By order of the Board
Emma Walmsley Chief Executive Officer 24 July 2019	Iain Mackay Chief Financial Officer

Independent review report to GlaxoSmithKline plc

We have been engaged by GlaxoSmithKline plc ("the company") to review the condensed financial information (the "interim financial statements") in the Results Announcement of the company for the three and six months ended 30 June 2019.

What we have reviewed
The interim financial statements comprises:
●	the income statement and statement of comprehensive income for the three and six month periods ended 30 June 2019 on pages 40 to 42;
●	the balance sheet as at 30 June 2019 on page 47;
●	the statement of changes in equity for the six month period then ended on page 48;
●	the cash flow statement for the six month period then ended on page 49 and;
●	the accounting policies and basis of preparation and the explanatory notes to the interim financial statements on pages 43 to 46 and 50 to 58.

We have read the other information contained in the Results Announcement, including the non-IFRS measures contained on pages 43 to 46 and 50 to 59,and considered whether it contains any apparent misstatements or material inconsistencies with the information in the condensed set of financial statements.

This report is made solely to the company in accordance with International Standard on Review Engagements (UK and Ireland) 2410 "Review of Interim Financial Information Performed by the Independent Auditor of the Entity" issued by the Financial Reporting Council.  Our work has been undertaken so that we might state to the company those matters we are required to state to it in an independent review report and for no other purpose.  To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company, for our review work, for this report, or for the conclusions we have formed.

Directors' responsibilities
The Results Announcement of the company, including the interim financial statements, is the responsibility of, and has been approved by, the directors.  The directors are responsible for preparing the Results Announcement of the company in accordance with the Disclosure Guidance and Transparency Rules of the United Kingdom's Financial Conduct Authority.

As disclosed in Note 1, the annual financial statements of the company are prepared in accordance with IFRSs as adopted by the European Union.  The interim financial statements included in this Results Announcement have been prepared in accordance with International Accounting Standard 34 "Interim Financial Reporting" as adopted by the European Union.

Our responsibility
Our responsibility is to express to the company a conclusion on the interim financial statements in the Results Announcement based on our review.

Scope of review
We conducted our review in accordance with International Standard on Review Engagements (UK and Ireland) 2410 "Review of Interim Financial Information Performed by the Independent Auditor of the Entity" issued by the Financial Reporting Council for use in the United Kingdom. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion
Based on our review, nothing has come to our attention that causes us to believe that the interim financial statements in the Results Announcement for the three and six months ended 30 June 2019 are not prepared, in all material respects, in accordance with International Accounting Standard 34 as adopted by the European Union and the Disclosure Guidance and Transparency Rules of the United Kingdom's Financial Conduct Authority.

Deloitte LLP
Statutory Auditor
London, United Kingdom
24 July 2019

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
GlaxoSmithKline plc
(Registrant)

Date: July 24, 2019

By:/s/ VICTORIA WHYTE --------------------------

Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc